CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

4 June 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

08003077

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 May 2008 till 27 May 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233514 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

June Lim
Secretariat Manager

Encs

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List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaRetail China Trust Management Limited - "Issuance of legal title to Wangjing Mall to CapitaRetail China Trust"	2 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation Slides – "CEO's Forum" was presented to investors on 30 April 2008 in Singapore"	2 May 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"	2 May 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fee by way of issue of units in CapitaCommercial Trust"	2 May 2008	For Public Relations Purposes
Announcements by CapitaCommercial Trust Management Limited - "Convertible Bonds due 2013 - (1) Closing; and (2) Use of net proceeds"	6 May 2008	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Payment of management fee by way of issue of units in Ascott Residence Trust"	6 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries, (I) Island City Pte. Ltd. (II) Island City Investments Pte. Ltd."	6 May 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Entry into lease agreement with HSBC"	7 May 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Issuance of S$80,000,000 2.80 per cent. fixed rate notes due 2009 pursuant to the S$1,000,000,000 multicurrency medium term note programme"	8 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Citadines Holborn CI Limited"	8 May 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Ascott acquires prime London property for £43.5 million (S$116.4 million)"	8 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Interest on S$430,000,000 2.10 per cent. Convertible Bonds due 2016"	8 May 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under CapitaLand Commercial Limited's S$1 Billion Multicurrency Medium Term Note Programme"	12 May 2008	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited - "Increase in issued and paid-up share capital/registered capital of wholly-owned subsidiaries"	12 May 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Press Release by Capitala, a joint venture real estate company between CapitaLand Limited and Mubadala Development Company – "Capitala's flagship project unveiled"	13 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Clarification of Dow Jones Reports"	13 May 2008	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited – "CapitaRetail China Trust's properties in China not affected by earthquake in China's Southwest Sichuan Province"	13 May 2008	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "Quill Capita Trust - (1) Proposed acquisition by QCT; (2) QCT to acquire freehold commercial property in Penang for RM132 million; and (3) Corporate presentation slides dated 14 May 2008"	14 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification of Business Times Article"	14 May 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Use of proceeds from Convertible Bonds due 2018"	14 May 2008	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Clarification of Business Times Article"	14 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation Slides - "Balanced Portfolio, Focused Business" to be presented to investors at Merrill Lynch Asia Rising Stars Conference on 14 May 2008 and CLSA Corporate Access Forum on 20 May 2008 in Singapore"	14 May 2008	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand donates S$1 million for Sichuan disaster relief"	14 May 2008	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand launches "Building a Greener Future" programme"	15 May 2008	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Payment of management fee by way of issue of units in CapitaRetail China Trust"	15 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Corporate restructuring of Joy Ascend Holdings Limited"	15 May 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Additional issue of S$90.0 Million Convertible Bonds Due 2013"	16 May 2008	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited - "(1) Acquisition of The Atrium@Orchard; (2) Proposed issue of Convertible Bonds; and (3) CMT signs agreement to acquire The Atrium@Orchard for S$839.8 million"	22 May 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Presentation Slides - Proposed acquisition of The Atrium@Orchard to be presented at the Media/Analyst Briefing on 22 May 2008 in Singapore"	22 May 2008	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited – "Additional issue of S$90.0 million Convertible Bonds due 2013"	22 May 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Convertible Bonds due 2013"	23 May 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Dissolution of indirect subsidiaries (I) CapitaLand Property Services Holdings Pte Ltd (II) The Raffles Company (1997) Pte Ltd (III) Raffles Company (Europe) Pte Ltd"	26 May 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CVRDF Management Pte. Ltd."	27 May 2008	SGX-ST Listing Manual

S:\Sec\ADR\2008\May 2008.doc

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-May-2008 08:34:53
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Issuance of legal title to Wangjing Mall to CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.Wangjing.2May08.pdf Total size = **74K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

ISSUANCE OF LEGAL TITLE TO WANGJING MALL TO CAPITARETAIL CHINA TRUST ("CRCT")

Further to the disclosure in the CRCT prospectus dated 29 November 2006 (the "**Prospectus**") and the circular to holders of units in CRCT ("**Units**", and the holders of Units, "**Unitholders**") dated 14 November 2007 (the "**Circular**") in relation to Wangjing Mall, CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**", and the manager of CRCT, the "**Manager**"), is pleased to announce that the legal title to Wangjing Mall has been issued to CapitaRetail Beijing Wangjing Real Estate Co., Ltd. ("**CapitaRetail Wangjing**"), the special purpose company established to hold Wangjing Mall and which is indirectly wholly-owned by CRCT.

As mentioned in the Prospectus and the Circular, CapitaRetail Wangjing did not have the legal title to Wangjing Mall and only had contractual rights in respect of Wangjing Mall. An application for the issuance of the legal title to Wangjing Mall in the name of CapitaRetail Wangjing, together with the relevant documents, was to be made to the China real estate administrative authorities. Accordingly, at the time of the listing of CRCT on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 8 December 2006, CRCT only had contractual rights in respect of Wangjing Mall.

To protect the Unitholders, the trustee of CRCT (the "**Trustee**") entered into a put option agreement with CapitaLand Retail Limited ("**CRTL**") on 8 November 2006 (the "**Wangjing Put Option Agreement**"). Under the terms of the Wangjing Put Option Agreement, if the legal title to Wangjing Mall is not issued on the expiry of 12 months from the listing of CRCT on the SGX-ST on 8 December 2006, a meeting of all the Unitholders will be convened by the Trustee pursuant to which the Unitholders will agree, by way of an Ordinary Resolution (as defined in the Prospectus), whether to retain Wangjing Mall in the portfolio of CRCT. If (i) an Ordinary Resolution is not passed in favour of retaining Wangjing Mall in the portfolio of CRCT or (ii) an Ordinary Resolution is passed in favour of retaining Wangjing Mall in the portfolio of CRCT and the legal title is still not issued on the expiry of six months from the date of the Ordinary Resolution, the Trustee will have the right to require CRTL to purchase the entire issued and paid-up capital of CapitaRetail China Investments (B) Pte. Ltd. (an international business company incorporated in Barbados which owns CapitaRetail Wangjing). In this regard, the approval of Unitholders for the retention of Wangjing Mall by way of an Ordinary Resolution was obtained at the extraordinary general meeting of Unitholders on 4 December 2007 so that the Trustee would only have the right to exercise the put option under the Wangjing Put Option

Agreement if the legal title to Wangjing Mall was still not issued on the expiry of six months from the date of the Ordinary Resolution on 4 December 2007.

Pursuant to the issuance of the legal title to Wangjing Mall to CapitaRetail Wangjing, CRCT, through CapitaRetail Wangjing, is now the owner of Wangjing Mall. Accordingly, the Trustee is no longer able to exercise the put option under the Wangjing Put Option Agreement.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
2 May 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CRCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-May-2008 12:34:00
Announcement No.	00047

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Slides - "CEO's Forum" was presented to investors on 30 April 2008 in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.CEO.Forum.Apr08.pdf Total size = **2298K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaLand

CEO's FORUM



April 2008

Program:

- CFO Overview
- Risk Management in CapitaLand
- Residential
- Commercial
- Retail
- ILEC
- Serviced Residence
- Financial Services
- Concluding remarks by Group President & CEO

CapitaLand

CFO Overview 1Q 2008



30 April 2008

Contents

CapitaLand

CapitaLand

CapitaLand Group 1Q 2008 Results



April 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

1Q 2008 – Healthy Earnings

- **PATMI of S$247.5 million vs 1Q 07's S$608.1 million**
  - 1Q07 included an unusually large fair value gain of S$427m arising from 8 Shenton Way (formerly known as Temasek Tower)
- **Better operating performance from residential, retail, financial & serviced residence SBUs**
- **Overseas EBIT up 33%**
  - China and Australia were key contributors
- **Financial Services continues to expand**
  - AUM reached S$19.1 billion, up S$1.4 billion from December 2007
- **Proactive capital management**
  - Successfully raised S$1.3 billion from 10-yr Convertible Bonds
  - Strong financial footing: Net D/E ratio 0.59; Average Maturity > 4 years

CapitaLand

1Q 2008 Results

(S$ million)	1Q 2007	1Q 2008	Change
Revenue	637.0	631.3	↓ 0.9%
EBIT	819.5 *	398.8	↓ 51.3%
PATMI	608.1 *	247.5	↓ 59.3%
EPS (cents)	21.8	8.8	↓ 59.6%
NTA (S$)	2.85	3.43	↑ 20.4%

* EBIT and PATMI in 1Q2007 included fair value gains of S$472.9m and S$426.8m respectively, arising from the divestment of 8 Shenton Way (formerly known as Temasek Tower).

Revenue Under Management


S$B
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
$0.6B
$1.4B
$0.6B
-1%
$1.5B
6%
1Q 07
1Q 08
Statutory Revenue
Revenue Under Mgt

Notes:

Revenue Under Management : revenue of all properties managed by the Group

1Q 2008 - Assets by SBUs & Geography

SBU
S$27.8 billion


Others
$4.3B, 15%
Residential
$11.5B, 41%
Financial
Services
$0.3B, 1%
Serviced
Residence
$3.2B, 12%
Retail
$4.7B, 17%
Commercial
$3.8B, 14%

Geography
S$24.1 billion *


Asia/GCC***
$1.8B, 7%
Europe
$1.3B, 5%
China**
$6.9B, 29%
Australia
& NZ
$5.2B, 22%
Singapore
$8.9B, 37%

** Excluding cash held at Singapore Treasury ** Greater China including Macau & Hong Kong ***Excludes Singapore & China*

	1Q 2007		1Q 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS*	41%	59%	37%	63%
EBIT	83%	17%	55%	45%

EBIT by SBUs

1Q 2008 $398.8m vs 1Q 2007 $819.5m


$M
750
650
550
450
350
250
150
50
(50)
136
152
546
139
24
58
29
39
12
18
73
-7
Residential
Commercial
Retail
Serviced Residence
Fin. Services
Others
1Q 2007
1Q 2008

Contributions

SBU	1Q 2007	1Q 2008
Residential	16.5%	38.0%
Commercial	66.7%	34.8%
Retail	2.9%	14.6%
Serviced Residence	3.6%	9.9%
Financial Services	1.5%	4.6%
Others	8.8%	(1.9%)
Total	100.0%	100.0%

CapitaLand

EBIT by Geography


$M
1Q 2008 $398.8m vs 1Q 2007 $819.5m
800
700
600
500
400
300
200
100
0
685
219
58
93
19
18
46
50
11
18
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
1Q 2007
1Q 2008

Contributions

Region	1Q 2007	1Q 2008
Singapore	83.5%	55.0%
China*	7.1%	23.4%
Asia/GCC**	2.4%	4.5%
Aust & NZ	5.6%	12.5%
Europe	1.4%	4.6%
Total	100.0%	100.0%

* Greater China including Macau & Hong Kong

**Excludes Singapore and China

Capital Management

	1Q 2007	1Q 2008	Change
Equity (S$ billion)	9.91	11.76	Increased
Net Debt (S$ billion)	4.92	6.93	Increased
Net Debt / Equity	0.50	0.59	Increased
% Fixed Rate Debt	69%	69%	Unchanged
Avg Debt Maturity (Yr)	2.84	4.22	Increased

Debt Coverage

	1Q 2007	1Q2008	Change
Finance Cost (S$ million)	91.1	131.9	↑ 44.8%
Interest Cover Ratio (ICR)	13.9	4.1	Decreased
Interest Service Ratio (ISR)	1.0	3.0	Improved

$$ICR = \frac{EBITDA}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Access to Debt Markets

Raised over S$4 billion in 1Q 2008 including:

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil
CapitaMall Trust	
Medium Term Notes	S$150 mil
CapitaCommercial Trust	
Convertible Bond	S$280 mil
Medium Term Notes	S$150 mil
CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

CapitaLand

1. Economic Value Creation
2. Capital Allocation



CapitaLand

Capital Allocation

The "Education" of CapitaLand

2000 Merger	Singapore small; Strategic expansion overseas critical
2001 CFL	Commence Financial Services Thrust
2001 Australia Push	Commence 4 year rapid expansion of assets
2002 CMT Listing	Education of the Market; Execution Discipline (3P's)
2002 TAG buys 50% in Citadines	Strategic M&A - The Promise of Global Leadership?
2003 China Push	Against conventional wisdom; quadrupled assets
2004 Capita Retail Singapore	Commence Retail Mall Strategic Thrust
2004 CCT Spin-off	Commence Office Recycling; Matching Investors and Risk

CapitaLand

Capital Allocation
The "Education" of CapitaLand

2004 TAG owns 100% in Citadines	Global Leader in Serviced Residences
2004 Mall JV with SZITIC	Value of the Model; The Promise of Retail Mall Leadership?
2005 Divestment of Hotel Business	Unlocking Value; Focus in Asia and for Leadership
2006 ART Listing	Unlocking Value; Matching Investors and Risk
2007 14 PE Funds / 5 REITs	Asia Leader in Fund and REIT Management
2007 CRCT & China Mall Funds	Asia Leader in Retail Malls
2008 OGS Divestment	Completion of Office reconstitution; Execution Discipline; Holding power & timing

Capital Allocation Trend by Geography



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
1Q2008
Europe
6%
7%
7%
12%
7%
6%
5%
4%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
19%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
25%

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

CapitaLand

Risk Management in CapitaLand



30th April 2008

Presented By:

Risk Assessment Group

Why the need for Risk Management?

- ✓ Optimize capital and resource allocation
- ✓ Correct risk pricing
- ✓ Loss and cost reduction
- ✓ Opportunity enhancement
- ✓ Corporate governance improvement

Risk Management Enhances Shareholder's Value

CapitaLand

Enterprise Risk Management

Risk strategy is built around and supports the business strategy.


Measuring and Monitoring
Business Strategy
Risk Optimization
Risk Strategy
Risk Portfolio
Risk Structure

CapitaLand

ERM within CapitaLand



Intensity of Risk Management Process
General oversight
Very detailed
Strategic & System Risks
Corporate Governance & Compliance
Operational & Financial Risks
Responsibility
Council of CEO, Risk Committee & Audit Committee
Internal Audit
SBU Management & RAG

CapitaLand

RAG within the Group

Organizational Chart



CL Board
Audit Committee
Risk Committee
President & CEO
Council of CEOs
CFO
Internal Audit
Risk Assessment Group (RAG)
CapitaLand Residential
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

Functional Responsibilities of the Risk Committee

Investment Committee

- Review and approve individual projects as per Delegation of Authority.
- Evaluates risk-return relationship at individual project level.

Risk Committee

- **Develop and recommend CL's risk management processes.**
- **Review and approve broad risk guidelines and limits.**
- **Review CL's risk portfolio level and mix.**

Audit Committee

- Review adequacy of risk management, control & governance processes.
- Review adequacy of processes and procedures of operational risks.

CapitaLand

RAG's Risk Spectrum

1) Real Estate Risks
    i. *Property price risk*
    ii. *Construction risk*
    iii. *Sales delay risk*
    iv. *Discount rate risk*

2) Interest Rate & Refinancing Risks

3) Currency Risk

4) Counterparty / Credit Risk

5) Country Risk

6) Contingent Obligation Risk

CapitaLand

RAG's Methodologies

- Real Estate Value-at-Risk Model
- Risk Adjusted Target Returns for different countries
- Country Limits based on sovereign risk analysis
- Project Risk Evaluations
- Project reviews on regular basis
- Risk based Treasury Limits
- Option Pricing Models (Using Binomial / Trinomial Tree Model & Monte Carlo Simulation)

CapitaLand

Method 1
Investment Proposal Risk Evaluation



SBUs
Investment Proposal
RAG
Risk Evaluation
Risk Quantification
Risk Mitigation
Target Return Adjustment
Approving Authority
Approval / Rejection
Project Reviews (for approved projects)

CapitaLand

Method 1 (Cont'd)
Risk Evaluation Process

- Evaluation of individual investment proposals based on **RAROC** approach

Project IRR > Risk-Adjusted Target Return

Key to our fund strategy as third party investors require stringent & objective investment analysis.

Target Return = WACC + Risk Premiums

CL has a matrix of close to 70 target returns across all property sectors and countries


Other Project
Specific Risks
Legal &
Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in
Weighted Average Cost of Capital
(WACC)

CapitaLand

Method 2
Portfolio Risk Management

- Measure & report the Group's portfolio risks of property market, interest rate, refinancing, currency and contingency liabilities quarterly to the Risk Committee based on VAR/Expected Loss methodologies.

- Assist top management in capital allocation, proposal of risk limits and target returns.

- Ensure the Group's capital is adequate for the level and mix of risks above.

VaR Methodology



Portfolio Input
SBUs Assets & Loans
Cash Flows & Portfolio Positions
Exposures & Sensitivities
Market Volatilities
Historical Data for Risk Factors (Q1/89 – Q1/08)
Price Volatility Calculations
Historical Simulation
99% Confidence Level
99%
1-Year Holding Period
VAR (Economic Capital)
Economic Capital
• Group & SBU
• Project Level
• Risk Types
• Countries
• Product Types

CapitaLand

Risk Management Process



Assets
&
Liabilities
Stress Testing/
Scenarios
Policies
Limits
Un-bundling
of Risk
Exposures
Risk
Measurement
(VAR)
Economic
Capital
Adequacy
Capital
Allocation
Report
➢ Volatility
➢ Portfolio
➢ Drilldown
Limits
Strategic
Resource
Allocation
Tactical
Resource
Allocation

CapitaLand

CapitaLand

Residential



April 2008

Residential - Singapore



Residential Singapore

- **2007 was an exceptional year**
  - —Sold over 1,430 homes valued in excess of S$3 billion
- **Healthy Pipeline**
  - —Pipeline of development sites for luxury, high-end as well as the high-mid segments of the market
  - —Well positioned for the next 2-3 years
- **Positive long-term outlook**
  - —Market experienced sharp growth in the past 24 months
  - —Current market uncertainty is primarily sentiment-driven due to the global financial turmoil. This is a respite for the market to stabilise
  - —Government's initiatives to transform Singapore into a global city will build a sustainable long-term growth path

Residential - Singapore

FY07: Sold 1,430 units: sales value of ~S$3b

Pipeline of ~5.5m sq ft GFA



Development at Farrer Court site



The Seafront on Meyer



The Orchard Residences

Residential - China



CapitaLand

Residential - China

- **China has grown at a steady pace and is currently a key contributor to the Group's EBIT**
- **Market fundamentals remain strong:**
  - Real demand driven by **urbanisation, demographics, strong economic growth & rising income**
- **Healthy operating environment despite government measures**
  - Stable markets in Shanghai and Beijing
  - Healthy demand in inner cities such as Chengdu and Henan
- **To develop over 35,000 homes with our partners to 2010**
  - Attributable pipeline in excess of 6 million sqm
  - 2/3 are located in growing inner cities

Residential - China

FY07: Sold 1,944 units: sales value of ~RMB5b (S$1b)



Some of our Recently launched projects
La Foret
The Pines
Jinmian Project
Summit Res Ningbo
Guangnan Project
Parc Tresor
I-World Hangzhou
Forest Peninsular
Green Garden
Luff Egret
The Loft, Chengdu
The Riviera
Beau Residences
La Cite
Beijing
Chengdu
Zhengzhou
Shanghai
Pearl River Delta

CapitaLand

Residential - Australia



CapitaLand

Australand

- **2007's strong performance**
  - —Diversified platform delivering results
- **Drivers for sustainable growth**
  - —Leverage existing business platform
  - —Grow funds under management
  - —Expand into Asia
  - —Capital Risk Management
- **Outlook**
  - —Continued profitable contribution from Residential
  - —Growth in recurrent income from high quality investment properties
  - —Continued growth in Commercial & Industrial

Australand

Diversified Platform



Coles Myer, Industrial



Glebe Harbour, Residential



Rhodes Office Park, Commercial



Freshwater Place, Mixed Development



Homebush Bay, Commercial

CapitaLand

Residential - Vietnam



Residential - Vietnam

- **First Residential Project in Ho Chi Minh City, "The Vista"**
  - —750 units fully booked in 2H2007
- **4 projects totaling 3,450 units in the pipeline**
  - —2 of the projects expected to be launched this year
- **Target to develop 6,000 homes in 3 years**
  - —Strategic partnership with Nam Thang Long Investment Joint-Stock Co.

Residential - Vietnam

Pipeline of 4,200 homes in HCM


The Vista, Ho Chi Minh City


The Vista, Ho Chi Minh City

CapitaLand

Commercial



April 2008

Commercial

- **Office sector remains core to CapitaLand**
  - Selective divestment for capital gain
  - Retain a core portfolio for recurring income by divesting to our sponsored REIT, CapitaCommercial Trust (CCT)

- **Upbeat Outlook**
  - Remaking of Singapore, a key impetus to office demand

- **Expansion in Asia**
  - Exploring new opportunities in high growth markets eg China, Vietnam & India

Commercial

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply



Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) =2.1 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.7 mil sq ft
Projected annual demand = 1.6 mil sq ft
4.0
2.0
0.0
-2.0
Office Space (mil sq ft)
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
supply forecast & projected take-up
1.0
1.4
2.7
3.8
1.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaLand

CapitaLand

Retail



April 2008

Retail

Leading Mall Owner / Manager in Asia



China
India
Japan
Malaysia
Singapore
Ha'erbin
Shenyang
Huhehaote
Beijing
Tianjin
Dalian
Lanzhou
Anyang
Laiwu
Rizhao,
Xi'an
Weifang, Zibo, Tai'an
Xinxiang
Zhengzhou
Yangzhou
Mianyang
Hefei
Kunshan
Chengdu
Deyang
Ma'an'shan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhaoqing
Zhangzhou
Guangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Hokkaido
Tokyo
Osaka
Amritsar
Jalandhar
Khanna
Jaipur
Gwalior
Udaipur
Veranasi
Nagpur
Mumbai
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor

Portfolio of >110[1] retail malls measuring over 54 million square feet	
Countries	**No. of Malls**
Singapore	17
China	73[1]
Japan	7
India	15
Malaysia	2
Total	**114**

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

CapitaLand

Retail Rents
Have Not Gone Beyond Pre-Crisis Level

Retail Rents have not increased to pre-crisis levels in comparison to Residential and Office Rentals



$ psf for Office Rent
$ psf for Retail and Residential rent
14
12
10
8
6
4
2
0
50
45
40
35
30
25
20
Year
Forecast
S$ 11.16
S$ 40.50
S$ 32.35
Office rent¹ goes beyond its historical peak
Retail Rent² is still below its historical peak
Residential rent³ grows steadily
Prime Office
Prime Residential
Prime Retail

Source: DTZ Research, JLL Research, April 2007

1. Includes office rental in prime areas.
2. Includes prime 1st storey rental rates per sq ft per month.
3. Includes residential rental in prime areas.

1. Source: DTZ Research, April 2007

CapitaLand

Singapore Still Relatively Under-Shopped



Retail Floor Space Per Capita
Sq ft
45
40
35
30
25
20
15
10
5
-
38.2
22.1
13.8
13.2
14.4
11.2
10.3
10.6
USA
Australia
United Kingdom
Hong Kong
South Korea
Japan
Singapore (2007)
Singapore (2012)

Source: Urbis February 2008

- Singapore remains "under-shopped" compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term

CapitaLand

China Malls

Leading retail player with 73 malls worth S$8.0 billion, measuring 3.5 million sq m in Gross Rentable Area in 44 cities across China

Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sq m)	Total No. of Malls
Approval Obtained from Chinese Authorities	4.1billion	3.4 billion	2.5 million	45
Pending Approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10
Total Committed	8.0 billion	5.9 billion	3.5 million	55
Under MOUs	-	-	-	18
Total	**8.0 billion**	**5.9 billion**	**3.5 million**	**73**

Retail malls anchored by Walmart constitute only about 20% of Funds' Exposure by Asset Value

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

CapitaLand

CRCT's Footprint is Expected to Expand to 44 Cities Across China



Heilongjiang
Ha'erbin
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xizhimen Mall
Jinyu Mall
Shenyang
Dalian
Tianjin
Zibo
Weifang
Laiwu
Anyang
Taian
Rizhao
Xinxiang
Zhengzhou Mall
Lanzhou
Yangzhou
Kunshan
Xi'an
Hefei
Qibao Mall
Mianyang
Ma'an'shan
Xinwu Mall
Chengdu
Deyang
Wuhan
Yibin
Changsha
Zhuzhou
Nanchang
Chongqing
Yiyang
Hengyang
Quanzhou
Zhangzhou
Zhaoqing
Foshan
Guangzhou
Huizhou
Zhanjiang
Dongguan
Maoming
Jiangmen
Shenzhen

★ CapitaRetail China Trust (CRCT)

● Assets in the pipeline

CapitaLand

Immediate Portfolio of 15 Retail Projects

Total Asset Value of S$2.12 billion &
Leasing Area of over 11 million square feet

S/N	City / Location	Super Built Area* (sq ft)	JV Ownership
Prestige Projects			
1	Hyderabad	852,000	49%
2	Cochin	1,100,000	50%
3	Mangalore	494,000	68%
4	Chennai	941,000	50%
5	Forum Value Mall, Bangalore	473,000	70%
6	Graphite India, Bangalore	1,052,000	100%
7	Mysore	360,000	100%
Total Prestige Projects Leasable Area		**5,272,000**	
AIPL Projects			
1	Udaipur	385,000	100%
2	Nagpur	1,230,000	100%
3	Jaipur	567,000	100%
4	Jalandhar	820,000	100%
5	Gwalior	928,000	100%
6	Varanasi	621,000	100%
7	Amritsar	653,000	100%
8	Khanna	653,000	100%
Total AIPL Projects Leasable Area		5,857,000	
Total Prestige & AIPL Projects Leasable Area		**11,129,000**	

CapitaLand's Retail Footprint in India Through Joint Ventures with Prestige & AIPL



Presence in 14 Cities Pan-India
Amritsar Popl: 1.5 m
Jalandhar Popl: 2.0 m
Khanna Popl. 1.5 m*
Jaipur Popl: 3.3 m
Udaipur Popl: 0.6 m
Nagpur Popl: 2.4 m
Mangalore Popl: 0.4 m
Mysore Popl: 0.8 m
Cochin Popl: 0.6 m
Gwalior Popl: 0.7 m
Varanasi Popl. 3.1 m
Hyderabad Popl: 6.1 m
Chennai Popl: 7.5 m
Forum Value Mall, Bangalore Popl: 5.3 m
Graphite India, Bangalore Popl: 5.3 m
Legend
Cities
Regions
Country outline
Region names
AIPL Projects
Prestige Projects

* Including the population of nearby Ludhiana

CapitaLand

CapitaLand

ILEC



April 2008

ILEC

- **Complementary skill sets**
  - Focus on integrating leisure, entertainment and conventions components with other real estate sectors

- **Exploring opportunities in Asia, the GCC region & Russia**
  - Capitalise on rapid economic growth in these regions
  - Leverage on existing integrated developments in Bahrain, Abu Dhabi and Macau to strengthen track record


Raffles City Bahrain


ated Development in Abu Dhabi

ILEC's Priority Markets & Focus


Abu Dhabi
Dubai


Oil- / Gas-Rich Countries:
GCC and Russia
• High GDP per capita
• High propensity to spend
Asia: China / India / Vietnam
• Explore integrated multi-sector projects
• Key growth cities
• Major tourist destinations
Gaming Jurisdictions:
• Opportunistic e.g. Macau SAR

THE ASCOTT GROUP

A Member of CapitaLand

CapitaLand CEO Forum

30 April 2008

Serviced Residences

- **Twin growth engines**
  - Management Platform
    - Serviced residence operations
    - Grow management fee
  - Asset Development Platform
    - Unlock portfolio value
    - Provides pipeline of assets for Ascott Residence Trust
- **Demand for serviced residences remains resilient**
- **Extended stay model, focus on business travel and geographical diversification provides more stability**

CapitaLand

Overview of The Ascott Group

World's largest international serviced residence owner-operator with 21,005 units in 56 cities, 23 countries

Proportion of Units By Region (%)	
Southeast Asia	29%
North Asia	27%
Europe	27%
South Asia	5%
Singapore	6%
Australia & NZ	4%
Gulf	2%


UK
Germany
Russia
Georgia
Kazakhstan
France
Belgium
Spain
Bahrain
UAE
Qatar
India
Thailand
Vietnam
China
Japan
South Korea
Philippines
Malaysia
Singapore
Indonesia
Australia
New Zealand

ASCOTT THE RESIDENCE · SOMERSET SERVICED RESIDENCE · Citadines APART'HOTEL

CapitaLand

Financial Services



April 2008

Financial Services

- **AUM grew to S$19b in 1Q 2008 from about S$18b in FY2007**
  - 5 REITs and 14 private funds
  - Assets located in 11 countries
- **Target AUM of S$25b in 3-5 years time**
  - Key differentiator is our complete real estate value chain from development to fund management, and our pan-Asian presence
  - To grow AUM through accretive acquisitions and origination of new property funds/real estate products with assets in Asia

CapitaLand

Financial Services

5 REITS & 14 Private Equity Funds (as at 30 April 2008)



GCC (1)
• Raffles City Bahrain Fund
Asia (3)
•ART
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Singapore (2)
• CMT
• CCT
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
China (7)
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand

CapitaLand

Concluding Remarks

Mr Liew Mun Leong

Group President & CEO



April 2008

Group Market Capitalization Net of Common Interest

Group Market Cap Net of Common Interest @ 29 April 2008

S$mil	2002	2003	2004	2005	2006	2007	29 Apr'08
CapitaLand Limited Group	2,447	3,417	5,377	9,462	25,760	**27,391**	**28,013**



S$28 billion @ 29 April'08
30,000
25,000
20,000
15,000
10,000
5,000
-
2,447
3,417
5,377
9,462
25,760
27,391
28,013
2002
2003
2004
2005
2006
2007
29-Apr-08

CapitaLand

Outlook & Strategy

- **Pro-active in strengthening financial position**
  - Able to weather the current uncertainties
  - Capitalise on opportunities that arise
- **Extend our position as:**
  - Pan-Asia's leading real estate developer
  - Asia's largest retail mall owner/manager
  - Largest international serviced residence owner-operator
  - Leading Asia-based real estate fund and REIT manager
- **Maintain disciplined investment approach**
  - Stringent focus on capital management
  - Focus on optimal risk-reward
- **Continue building up talent pool**
  - Further strengthening of management bench
  - Building up real estate "intellectual property" capabilities

CapitaLand

Industrial & Logistics

JV Partnership:
CapitaLand 51% & Australand 49%

- Create an immediate development platform for expansion in Asia
- Targeting high growth markets: China, India, Vietnam, Thailand and Malaysia



JV: Pan Asian Development Platform in Industrial & Logistics Sectors
Design
Development
Construction
Tenant Marketing
Leasing
Property Management Services
Value Chain

Industrial & Logistics

Asia Logistics Market Outlook

Asia-Pacific Logistics Market Value



$ billion
% Growth
300
250
200
150
100
50
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2005
2006
2007
2008
2009
2010

Source: Datamonitor

- **Asia-Pacific is world's largest logistics market**
  - World's manufacturing hub
  - Growing consumer markets
  - Will account for 38% of global market revenues in 2010
- **State of logistics market in Asia**
  - Fragmented with no clear market leader
  - Relative shortage of good quality facilities

Strategic Corporate Development ("SCD")

Objective:

To increase **long-term shareholder value** and enhance **corporate competitiveness** through **strategic** M&As and **strategic** divestments

CapitaLand

Corporate Competitiveness could be enhanced through…

- ✓ Saving cost
  (through gaining scale, capturing market share)
- ✓ Access to new markets and new businesses
  (acquire systems and processes, save time)
- ✓ Access to new technologies
  (products)
- ✓ Access to talent

Functions of the SCD Team

To establish a systematic process for M&A and divestments:

1. *Identify strategic intent behind M&A and divestment (i.e. the gap between corporate strategies and SBUs' strategies)
2. *Identify M&A and divestment targets
3. *Research on targets
4. Build database on consultants
5. Manage M&A and divestment process
6. Co-ordinate formulation and execution of integration plans pre and post M&A
7. Document and institutionalize lessons learnt from M&A and divestment deals



Corporate Strategy
5-10 years
By Corporate Planning
GAP
SCD's Role
SBUs' Strategy
1-3 years
By Individual SBUs

CapitaLand


CapitaLand - Market Leadership in Asia Pacific
Market Leadership
LARGEST Real Estate Company In South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Geographical Footprint
More Than 110 Cities in Over 20 Countries
Unique Winning Competencies
Complete Real Estate Value Chain
Asian Growth
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-May-2008 18:10:51
Announcement No.	00166

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.PymtMgtFee.2May08.pdf Total size = **71K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 980,310 units in CMT ("**Units**") have been issued at an issue price of S$3.2457 per Unit to the Company today.

612,831 Units have been issued at an issue price of S$3.2457 per Unit to the Company as payment of the Performance Component of the Management Fee for the period from 1 January 2008 to 31 March 2008 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction.

367,479 Units have been issued to the Company as full payment of its Management Fee for the period from 1 January 2008 to 31 March 2008 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust. These Units were issued at an issue price of S$3.2457 per unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 10,490,806 Units and the total number of Units in issue is 1,664,299,111.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
2 May 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-May-2008 18:48:31
Announcement No.	00197

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment of management fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.PymtofMgtFee.2May08.pdf Total size = **17K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**"), wishes to announce that a total of 881,409 units in CCT ("**Units**") have been issued to the Company today. The Units were issued at an issue price of S$2.052 per Unit. The issue price per Unit is the volume weighted average price for a Unit for all trades on the Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of ten business days preceding 31 March 2008. The Units issued comprised full payment of the Company's management fees in relation to (a) CCT's 60% interest in Raffles City and (b) Wilkie Edge.

Of the total number of Units issued to the Company:-

(i) 871,878 Units were issued as full payment of its management fee for the period 1 January 2008 to 31 March 2008 (both dates inclusive) in relation to CCT's 60% interest in Raffles City through RCS Trust which was acquired on 1 September 2006. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust; and

(ii) 9,531 Units were issued as full payment of its management fee for the period 1 January 2008 to 31 March 2008 (both dates inclusive) in relation to Wilkie Edge which was acquired on 23 November 2007. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 5 November 2007 issued in connection with the acquisition of Wilkie Edge.

With the above-mentioned issue of Units, the Company holds an aggregate of 11,056,901 Units and the total number of Units in issue is 1,386,296,578.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
2 May 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-May-2008 18:52:04
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Convertible Bonds due 2013 - (1) Closing; and (2) Use of net proceeds"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matter, as attached for information.
Attachments:	CCT.UseofProceeds.6May08.pdf CCT.CBs.Closing.6May08.pdf Total size = **55K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2013

The manager of CapitaCommercial Trust ("**CCT**"), CapitaCommercial Trust Management Limited (the "**Manager**") refers to the issue by CCT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT (the "**CCT Trustee**"), of S$280.0 million convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CCT ("**Conversion Units**").

All capitalised terms used and not defined herein shall have the same meanings given to them in the announcements dated 1 April 2008 and 2 April 2008 made by the Manager in connection with the Convertible Bonds.

The Manager is pleased to announce that the issue of the Convertible Bonds has successfully closed today.

The Convertible Bonds are convertible by holders into the Conversion Units at any time on and after 21 May 2008 up to 3.00 p.m. on 21 April 2013 (at the place where the certificate evidencing such Convertible Bonds is deposited for conversion) unless previously redeemed, converted, or purchased and cancelled and except during a Closed Period (as defined in the Offering Circular dated 2 May 2008 issued by CCT in relation to the Convertible Bonds). The conversion price (subject to adjustments in the manner provided in the terms and conditions of the Convertible Bonds) will initially be S$2.6762 per Conversion Unit.

The Convertible Bonds constitute direct, unsubordinated, unconditional and unsecured obligations of the CCT Trustee and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the CCT Trustee under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable law and the terms of the Convertible Bonds themselves, at all times rank at least equally with all of its other present and future direct, unsubordinated, unconditional and unsecured obligations.

The Conversion Units to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing units of CCT as of the date of their issue, except for any rights the record date for which precedes the relevant conversion date of the Convertible Bonds.

The Convertible Bonds are expected to be admitted to the Official List of the Singapore Exchange Securities Trading Limited with effect from 9.00 a.m. on Wednesday, 7 May 2008.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
6 May 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2013

The manager of CapitaCommercial Trust ("**CCT**"), CapitaCommercial Trust Management Limited (the "**Manager**") refers to the issue ('the "**Issue**") by CCT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT (the "**CCT Trustee**"), of convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CCT (the "**Conversion Units**").

The Manager wishes to announce that CCT currently intends to apply the net proceeds from the Issue, estimated to be approximately S$274.0 million (assuming no exercise of the option to subscribe for up to an additional S$90.0 million Convertible Bonds), in the following manner:

(i) to partially fund the proposed acquisition of 1 George Street (the "**Proposed Acquisition**") if the approval of the unitholders of CCT ("**Unitholders**") is obtained for the Proposed Acquisition at an extraordinary general meeting of the Unitholders to be held no later than 30 June 2008; or

(ii) if the proceeds are not utilised for the Proposed Acquisition, to refinance its short term borrowings, finance its existing acquisitions, investments and asset enhancement works, and/or for general working capital purposes.

If the Proposed Acquisition does not proceed, the Manager will at the relevant time make another announcement providing further details regarding the use of the proceeds from the Issue.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
6 May 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-May-2008 19:02:21
Announcement No.	00124

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Payment of management fees by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.PymtofMgtFee.6May08.pdf Total size = **29K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 19 January 2006 (as amended))

PAYMENT OF MANAGEMENT FEES BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

Ascott Residence Trust Management Limited (the "**Company**"), as manager of Ascott Residence Trust ("**ART**", and manager of ART, the "**Manager**"), wishes to announce that 734,329 units in ART ("**Units**") have been issued at an issue price of S$1.3355 per Unit to the Company today.

These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 January 2008 to 31 March 2008. The balance of the Management Fees of S$980,696.98 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 4,336,094 Units, representing 0.71% of the total number of Units in issue of 607,530,312.

As the Company is a wholly-owned subsidiary of The Ascott Group Limited ("**Ascott**"), Ascott's direct and deemed interest in ART has increased from 27.92% to 28.01% by virtue of the new issue of Units mentioned above.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 06 May 2008

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) ISLAND CITY PTE. LTD.
(II) ISLAND CITY INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

(I)	Name	:	Island City Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$10 comprising 10 ordinary shares
(II)	Name	:	Island City Investments Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
6 May 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-May-2008 18:34:24
Announcement No.	00154

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Entry into lease agreement with HSBC"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.HSBC.LeaseAgmt.7May08.pdf Total size = **171K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT
ENTRY INTO LEASE AGREEMENT WITH HSBC

1. INTRODUCTION

1.1 The Transaction

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT, has entered into a seven-year forward renewal lease agreement (the "**Lease Agreement**") with The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for the lease of the property known as HSBC Building located at 21 Collyer Quay ("**HSBC Building**") for a total contract value of S$143,128,440.

As part of the Lease Agreement, CCT is obliged to incur a capital expenditure for an amount not exceeding S$7,000,000 for the carrying out and completion of certain improvement works in HSBC Building (the "**Improvement Works**") in accordance with the specifications and plans prepared by CCT and agreed to by HSBC. The Improvement Works are expected to commence around late 2008, subject to CCT's receipt of all approvals from the relevant authorities.

1.2 Disclosure Requirements under the Listing Manual

As at the date of this Announcement, the trustee of CCT, HSBC Institutional Trust Services (Singapore) Limited is a wholly-owned subsidiary of HSBC and is therefore an associate of the trustee of CCT. Therefore, for the purposes of the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), HSBC may be regarded as an "interested person" of CCT and the Manager considers HSBC to be an interested person.

The Manager is making this announcement because the transaction constitutes an interested person transaction under Chapter 9 of the Listing Manual and would exceed 3.0% (but less than 5.0%) of CCT's latest audited net tangible assets.

As at the date of this Announcement, there is no interested person transaction entered into between CCT and HSBC and/or its associates for the current financial year ending 31 December 2008. The total of all interested person transactions for the current financial year is approximately S$27.2 million.

2. CERTAIN PRINCIPAL TERMS OF THE AGREEMENT AND RATIONALE FOR THE TRANSACTION

Certain Principal Terms of the Agreement: The Lease Agreement is for a period of seven years commencing from 30 April 2012 (being the date immediately following

the expiry of the current lease with HSBC for the HSBC Building) and expiring on 29 April 2019 for a total contract value of S$143,128,440 for the entire term.

Under the terms of the Lease Agreement, HSBC will undertake responsibility for most property operating expenses including but not limited to maintenance expenses, utilities and property tax imposed by the Inland Revenue Authority of Singapore (or other equivalent authority) on HSBC Building while CCT will undertake responsibility for the insurance and structural maintenance of HSBC Building (including waterproofing of roofs) during the term of the lease.

Rationale for the Transaction: The forward renewal of the lease agreement with HSBC will ensure that HSBC continues to be one of CCT's core blue chip tenants and provides long term sustainable and stable income to CCT. In light of the fact that more office supply will become available after 2010, it will also ensure that HSBC Building will continue to enjoy 100% occupancy over the long term.

The Lease Agreement has been reviewed by CB Richard Ellis (Pte) Ltd, an independent valuer and they have confirmed that the rent is at market level and the other terms in the Lease Agreement are in line with normal commercial terms.

3. STATEMENT FROM THE AUDIT COMMITTEE

Having considered the terms and conditions of the Lease Agreement and the review of the Lease Agreement by the independent valuer, the audit committee of the Manager (which comprises mainly independent directors of the Manager) is of the view that the Lease Agreement is in line with normal commercial terms and would not be prejudicial to the interests of CCT and its minority unitholders.

4. DOCUMENTS FOR INSPECTION

A copy of the Lease Agreement is available for inspection during normal business hours (prior appointment will be appreciated) at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
7 May 2008

IMPORTANT NOTICE

Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-May-2008 17:57:28
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Issuance of S$80,000,000 2.80 per cent. fixed rate notes due 2009 pursuant to the S$1,000,000,000 multicurrency medium term note programme"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.MTN.4th.Issuance.8May08.pdf Total size = **69K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ISSUANCE OF S$80,000,000 2.80 PER CENT. FIXED RATE NOTES DUE 2009 PURSUANT TO THE S$1,000,000,000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT MTN Pte. Ltd. (the "**Issuer**"), a wholly-owned subsidiary of HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee of CMT) (the "**CMT Trustee**"), has issued S$80,000,000 2.80 per cent. Fixed Rate Notes Due 2009 (the "**Notes**"). The Notes are issued under the S$1,000,000,000 Multicurrency Medium Term Note Programme established by the Issuer on 16 April 2007 (the "**MTN Programme**"). Oversea-Chinese Banking Corporation Limited has been appointed as dealer of the Notes. The Issuer had also previously issued under the MTN Programme, three series of notes of an aggregate principal amount of S$465,000,000.

The Notes will mature on 8 May 2009 and will bear an interest rate of 2.80 per cent. per annum payable semi-annually in arrears.

The Issuer will lend the proceeds from the issuance of the Notes to the CMT Trustee, who will in turn use such proceeds to finance asset enhancement works and for general working capital purposes.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
8 May 2008

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CITADINES HOLBORN CI LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Jersey:

Name	:	Citadines Holborn CI Limited
Principal Activity	:	Property Owning
Issued and Paid-up Share Capital	:	£10,413,000 (approximately S$27,906,840) comprising 10,413,000 shares of £1 each

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 May 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-May-2008 18:30:32
Announcement No.	00117

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - "Ascott acquires prime London property for £43.5 million (S$116.4 million)"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments:	Ascott.NewsRelease.8May08.pdf Total size = **213K** (2048K size limit recommended)

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For Immediate Release

NEWS RELEASE

ASCOTT ACQUIRES PRIME LONDON PROPERTY FOR £43.5 MILLION (S$116.4 MILLION)

Singapore, 8 May 2008 – The Ascott Group (Ascott) has acquired an existing serviced residence within London's 'Midtown' region at High Holborn for £43.5 million (S$116.4 million). Ascott currently leases the property from Land Securities plc and operates it as Citadines London Holborn-Covent Garden. Land Securities plc is the United Kingdom's largest real estate investment trust.

The 192-unit serviced residence enjoys a great location. Holborn is rapidly becoming a major shopping and office district. The property is a short walk from Covent Garden, one of the liveliest areas in London with many boutiques, theatres, restaurants and clubs. It is also near the city's business area, across the Holborn Tube Station with easy access to both the Central and Piccadilly underground lines.

Ms Jennie Chua, Ascott's President & CEO said: "Europe is an important region for Ascott's global expansion. We have a global portfolio of 21,000 serviced residence units, 5,600 are in Europe. In the recent year, Ascott has been ramping up its expansion in Europe's gateway cities and emerging markets. We acquired properties in Germany and Scotland last year, and entered Russia, Kazakhstan and Georgia through management contracts."

Mr Gerald Lee, Ascott's Deputy CEO (Operations) said: "Ascott is buying this property because of its great location and the strong growth potential for serviced residences in London. Holborn, a traditional enclave for the legal profession, has been attracting companies from the finance, media and banking sectors. There are also an increasing number of office and retail developments there. With the shortage of international-class serviced residences to cater to the strong demand, we expect our property to continue to do well."

Citadines, a European chain which Ascott fully acquired in 2004, has been operating in London for 15 years. Besides Citadines Holborn-Covent Garden, Ascott also operates Ascott Mayfair, Citadines Barbican, Citadines South Kensington and Citadines Trafalgar Square in London.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as over 6,000 units which are under development, making a total of about 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 56 cities in 23 countries, 14 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$430,000,000 2.10 PER CENT. CONVERTIBLE BONDS DUE 2016

CapitaLand Limited ("CapitaLand") wishes to announce that the third interest payment (the "Interest Payment") on the S$430,000,000 principal amount of convertible bonds due 2016 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 15 May 2008 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 2.10 per cent. per annum, payable semi-annually in arrear on 15 May and 15 November in each year (each an "Interest Payment Date"), commencing 15 May 2007. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request at the bondholder otherwise than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Low Sai Choy
Company Secretary
8 May 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER CAPITALAND COMMERCIAL LIMITED'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$30 Million Floating Rates Notes Due 2008 issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Commercial Limited:

Principal Amount of Notes	: S$30 Million
Interest Period	: From 12 November 2007 to 12 May 2008
Interest Rate	: 4.13313% per annum
Interest Amount	: S$5,152.26 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 12 May 2008
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
12 May 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-May-2008 18:18:02
Announcement No.	00118

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Increase in issued and paid-up share capital/registered capital of wholly-owned subsidiaries"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.Increaseofsharecapital.12May08.pdf Total size = **71K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL/REGISTERED CAPITAL OF WHOLLY-OWNED SUBSIDIARIES

CapitaRetail China Trust Management Limited ("**CRCTML**"), as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that CRCT's wholly-owned subsidiaries, namely CapitaRetail China Investments (B) Alpha Pte. Ltd. and Huaxin Saihan Huhhot Real Estate Co., Ltd (formerly known as CapitaRetail Huhehaote Jinyu Real Estate Co., Ltd) have increased their issued and paid-up share capital/registered capital as follows:-

(i) CapitaRetail China Investments (B) Alpha Pte. Ltd. (a wholly-owned subsidiary of CRCT, the shares of which are held by HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT ("Trustee"))

Increase of issued and paid-up share capital from 95,069,800 (comprising 1 common share and 95,069,799 redeemable preference shares) to 97,299,800 (comprising 1 common share and 97,299,799 redeemable preference shares) by an allotment and issue of an additional 2,230,000 redeemable preference shares to the Trustee for a cash consideration of US$2,230,000.

(ii) Huaxin Saihan Huhhot Real Estate Co., Ltd (a wholly-owned subsidiary of CapitaRetail China Investments (B) Alpha Pte. Ltd., which owns the Saihan Mall in Huhehaote, China).

Increase of registered capital from US$12,000,000 to US$14,230,000 to CapitaRetail China Investments (B) Alpha Pte. Ltd for a cash consideration of US$2,230,000.

The purpose of the increase of the issued and paid-up share capital/registered capital is to fund the asset enhancement works in Saihan Mall.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CRCT for the financial year ending 31 December 2008.

None of the directors of CRCTML or the controlling unitholders of CRCT has any interest, direct or indirect, in the above transactions.

By Order of the Board
CapitaRetail China Trust Management Limited
(Company registration no. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
12 May 2008

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-May-2008 07:24:31
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release by Capitala - "Capitala's flagship project unveiled"
Description	The attached press release issued by Capitala, a joint venture real estate company between CapitaLand Limited and Mubadala Development Company, on the above matter is for information.
Attachments:	CapitalaPressRelease.Arzanah.final.13May08.pdf Total size = **52K** (2048K size limit recommended)

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Press Release – For Immediate Distribution

CAPITALA'S FLAGSHIP PROJECT UNVEILED

"Arzanah" - A 1.4 million square metre Integrated Mixed-Use Development surrounding Zayed Stadium

Abu Dhabi, 13 May 2008 - Capitala, the Abu Dhabi-based real estate company, today unveiled Arzanah – its maiden project. Strategically located on a 1.4 million square metre site surrounding the Zayed Stadium at the gateway to Abu Dhabi, Arzanah is a fully integrated development that is set to become an urban oasis in the city. Offering an unequalled blend of quality residential, leisure, sports and retail, residents and visitors will discover the perfect setting to live, work, and recreate.

With manicured gardens, a canal and a natural pristine beach, the undulating topography of Arzanah will create a new landscape in the city of Abu Dhabi. Facilities include an exclusive club and spa, a 2-kilometre stretch of private beach, a picturesque canal flowing through the development, communal gardens and extensive walking and cycling trails. Residents and visitors will also be able to enjoy a high street shopping experience in a unique open-air climate controlled environment. There will also be a school offering an internationally recognized, high quality accredited education.

"Mubadala's Real Estate & Hospitality division is making investments in the real estate sector to address the growing need for high quality residential real estate and related services in Abu Dhabi" stated Mr. Waleed Al Mokarrab Al Muhairi, Chief Operating Officer of Mubadala.

"Today, both Capitala and its maiden project Arzanah are fundamental building blocks of our long term real estate strategy – one that is focused on regenerating the community and constructing architecturally outstanding and sustainable properties that will help create secure investments for property owners and provide a quality standard of living for the community of Abu Dhabi " he added.

He concluded, "Arzanah will provide a healthy active urban lifestyle – one that offers world-class residential, retail, leisure and community sports amenities not just for a privileged few but for the community at large."

Designed by award winning master planner Sasaki Associates and SMC Alsop, Arzanah strikes a perfect balance between rich tradition and modern real estate design. Mr. Heang Fine Wong, Chief Executive Officer of CapitaLand GCC Holdings Pte. Ltd. and CapitaLand ILEC Pte. Ltd., said, "Together with Mubadala, we are proud to unveil this outstanding landmark development which will provide unique lifestyle experiences in Abu Dhabi. Our development will fit well with the intent of Plan Abu Dhabi 2030, which maps out a strategy for the future of the city as an environmentally, socially and economically sustainable community. By harnessing the location's history and culture, and combining it with world-class design and cutting edge technology, Arzanah will be an enduring integrated development relevant to the growing community in the city."

Mr. Derrick Denholm, CEO of Capitala, commented, "Capitala seeks to develop unique and sustainable projects which will satisfy the growing needs of both nationals and residents for quality real estate in Abu Dhabi. As the master developer for Arzanah, Capitala will be involved in the entire real estate value chain, from inception, design and construction to management and operations, for the lifespan of the project. It is a unique Abu Dhabi-based real estate company with a truly holistic approach to all of its developments."

About Arzanah

Its prime location in the Grand Mosque District, just minutes away from Abu Dhabi city centre, the Abu Dhabi International Exhibition Centre and the Central Business District, makes Arzanah easily accessible from other parts of the city via an existing comprehensive road network. It has also been earmarked as one of the main gateways along the planned high-speed metro system.

In addition to the Zayed Stadium, other sports facilities for residents include the ATP-standard Abu Dhabi International Tennis Complex, the 40-lane world-class Khalifa International Bowling Centre, the Abu Dhabi Ice Rink and a state-of-the-art Aquatic Centre. Arzanah will also be home to the Mubadala-owned Abu Dhabi Knee & Sports Medicine Centre, the first healthcare facility in the Middle East to specialize in the diagnosis and treatment of patients with knee and sports-related injuries.

Arzanah Facts & Figures:

Site Area:	1.4-million square metres
Master planner:	Sasaki Associates and SMC Alsop
Estimated Number of Residences:	9,000
Projected Number of Residents:	18,000
Projected Number of Annual Visits:	Over 2 million

-ENDS-

About Capitala

Capitala is an Abu Dhabi-based strategic real estate master planner and developer committed to designing, building, managing and maintaining world-class, integrated communities in the Capital city.

Established in 2008, Capitala is a strategic joint venture company between Mubadala, a leading business development and investment company in Abu Dhabi, the majority shareholder with a 51% stake and CapitaLand, South East Asia's largest real estate company holder of the remaining 49% stake.

Capitala will build and deliver innovative, sustainable mixed-use developments and is dedicated to setting the highest standards for community development and leading urban design and to continually meet and exceed the expectations of residents, visitors, owners and investors.

For further information about Capitala, please visit: www.capitala.ae

For CapitaLand media queries:

Julie Ong
Tel : +65-97340122
julie.ong@capitaland.com

For media queries in Abu Dhabi:

English Media Contact:
Kaja Weller
Tel: +971 4 3344930
Kaja.weller@hillandknowlton.com

Arabic Media Contact:
Mariam Emneina
Tel: +971 4 3344930
mariam.emneina@hillandknowlton.com

About Mubadala Development Company

Mubadala Development Company (Mubadala) is a leading business development and investment company based in Abu Dhabi, the capital of the United Arab Emirates.

At the core of its strategy, Mubadala makes long-term, capital intensive investments to deliver strong financial returns and economic diversification. Its mandate is to transform the Emirate from a single-sector economy, driven predominantly by oil and gas, into a multi-sector global economy that comprises a range of thriving industries.

Mubadala is rigorously analytical in its selection of investments and partners, whether it is investing in established businesses such as Carlyle Group and Ferrari or creating new ones by partnering with leading international organizations like Cleveland Clinic. An investment vehicle of the Abu Dhabi Government, its focus is on developing the key industry sectors of healthcare, technology, aerospace, energy and real estate, and building links between them to ensure that the economy is fully integrated and sustainable.

Through these carefully selected investments and with the expertise and experience of best-in-class partners, Mubadala is setting the highest standards for business excellence in every sector. By establishing these benchmarks, Mubadala aims to cultivate new employment opportunities and improved standards of living; an attractive business environment for partners and investors; and continued prosperity for Abu Dhabi and its people.

For further information about Mubadala, please visit www.mubadala.ae

About CapitaLand

CapitaLand is the largest real estate company in South East Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

For further information about CapitaLand, please visit www.capitaland.com

Miscellaneous

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2008 16:10:02
Announcement No.	00061

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Announcement Title *	Clarification of Dow Jones Reports
Description	With reference to the Dow Jones reports earlier today, CapitaLand Limited wishes to clarify that its properties in China are not affected by the earthquake in Sichuan. However, two of its retail malls in Sichuan namely, Chengdu Jinniu Mall and Mianyang Fucheng Mall which are held by the CapitaRetail China Development Fund (of which CapitaLand Limited has an indirect interest of 45%), are currently closed to allow time for their tenants to resume business. As a safety precaution, structural engineers will also be engaged to inspect the two malls prior to the resumption of operations. CapitaLand Limited wishes to confirm that all its employees in China are safe.
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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2008 19:27:42
Announcement No.	00194

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Announcement Title *	CapitaRetail China Trust's properties in China not affected by earthquake in China's Southwest Sichuan Province
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCTannc.13May2008.pdf Total size = **162K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 23 October 2006 (as amended))

CAPITARETAIL CHINA TRUST'S PROPERTIES IN CHINA NOT AFFECTED BY EARTHQUAKE IN CHINA'S SOUTHWEST SICHUAN PROVINCE

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**") wishes to announce that none of its China properties have been affected by the earthquake in China's southwest Sichuan Province (the "**Earthquake**"). All the malls are currently in operation as usual.

CRCT's portfolio of eight retail malls is located in China's five key cities, namely, Beijing, Shanghai, Zhengzhou, Huhehaote and Wuhu, which are outside the region affected by the Earthquake.

For enquiries, please contact Tony Tan at 6826 5643 or email: tony.tan@capitaland.com or visit our website at <www.capitaretailchina.com>.

CapitaRetail China Trust Management Limited
(Company Registration No. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
13 May 2008

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that holders of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of Units on the SGX-ST does not guarantee a liquid market for Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-May-2008 15:32:25
Announcement No.	00054

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Announcement Title *	CapitaCommercial Trust - "Quill Capita Trust - (1) Proposed acquisition by QCT; (2) QCT to acquire freehold commercial property in Penang for RM132 million; and (3) Corporate presentation slides dated 14 May 2008"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CCT.QCT.Slides.14May08.pdf CCT.QCT.Annc.NewsRelease.14May08.pdf Total size = **2979K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	14-May-2008 12:49:48
Announcement No.	00043

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Announcement Title *	Announcement and News Release by Quill Capita Trust ("QCT") - (1) Proposed Acquisition by QCT (2) QCT to Acquire Freehold Commercial Property in Penang for RM132 million
Description	The announcement and news release issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, are attached for information. CCT is a substantial unitholder of QCT.
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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **13/05/2008 01:06:39 PM**
Submitted by **QUILL CAPITA TRUST** on **14/05/2008 12:30:33 PM**
Reference No **QC-080513-47199**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type *	**Announcement**
Subject *:	Proposed Acquisition by Quill Capita Trust ("QCT")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
The Board of Directors ("Board") of Quill Capita Management Sdn Bhd ("QCM" or "the Manager"), the manager of QCT, wishes to announce that Mayban Trustees Berhad ("Mayban Trustee" or "the Trustee" or "the Purchaser"), acting as trustee for and on behalf of QCT has on 14 May 2008 entered into a conditional sale and purchase agreement to acquire from IJM Properties Sdn Bhd (Company No: 100180-M) ("IJM Properties" or "the Vendor") all that piece of land held under Geran 77969, Lot 778 Seksyen 4, Bandar Jelutong, Daerah Timor Laut, Negeri Pulau Pinang (hereinafter referred to as "the Land") measuring approximately 2.619 hectares together with hypermarket erected thereon (hereinafter referred to as "the Building") and 1,050 car parks erected on the Land (hereinafter referred to as "the Car Parks") (the Land, Building and Car Parks are hereinafter collectively referred to as "the Property") for a cash consideration of RM132.0 million ("Proposed Acquisition"). For further details, please refer file attached.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Ann acq Tesco 140508 final.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Announcement

Subject: Proposed Acquisition by Quill Capita Trust ("QCT" or the "Fund")

Contents:

1.0 INTRODUCTION

The Board of Directors (**"Board"**) of Quill Capita Management Sdn Bhd (**"QCM"** or **"the Manager"**), the manager of QCT, wishes to announce that Mayban Trustees Berhad (**"Mayban Trustee"** or **"the Trustee"** or **"the Purchaser"**), acting as trustee for and on behalf of QCT has on 14 May 2008 entered into a conditional sale and purchase agreement to acquire from IJM Properties Sdn Bhd (Company No: 100180-M) (**"IJM Properties"** or **"the Vendor"**) all that piece of land held under Geran 77969, Lot 778 Seksyen 4, Bandar Jelutong, Daerah Timor Laut, Negeri Pulau Pinang (hereinafter referred to as **"the Land"**) measuring approximately 2.619 hectares together with hypermarket erected thereon (hereinafter referred to as **"the Building"**) and 1,050 car parks erected on the Land (hereinafter referred to as **"the Car Parks"**) (the Land, Building and Car Parks are hereinafter collectively referred to as **"the Property"**) for a cash consideration of RM132.0 million (**"Proposed Acquisition"**).

2.0 DETAILS OF THE PROPOSED ACQUISITION

2.1 Proposed Acquisition of the Property

QCT proposes to acquire the Property for a purchase consideration of RM132.0 million from IJM Properties.

The Property is to be acquired free from encumbrances but subject to the Lease (described below) and the terms and conditions stipulated in the conditional sale and purchase agreement for the Proposed Acquisition entered into between the Trustee and IJM Properties on 14 May 2008 ("SPA").

Pursuant to the Deed of Trust dated 9 October 2006 constituting QCT entered into between the Trustee and QCM ("QCT Deed"), the Trustee, as the trustee for QCT, has approved the Proposed Acquisition.

2.1.1 Information on the Property

The Property is located along Lebuh Tengku Kudin 1, off the southern side of Jalan Tengku Kudin and off the western side of the section of expressway connecting to the Penang Bridge and the Bayan Lepas Expressway at the south and the Jelutong Expressway at the north.

It is located within the locality of Gelugor, approximately 6 kilometres south of Komtar in Georgetown, approximately 500 metres north of the Penang Bridge Interchange and approximately 8 kilometres north of the Penang International Airport.

It enjoys frontages onto Lebuh Tengku Kudin 1 along its southern boundary and a service road parallel to Jalan Tengku Kudin along its eastern boundary.

The Land upon which the Property is erected is currently registered in favour of IJM Properties and is free from encumbrances but subject to a lease registered in favour of **TESCO STORES (MALAYSIA) SDN BHD (Company No. 521419-K)** (hereinafter referred to as **"the Lessee"**) in respect of the Property.

By a Memorandum of Lease dated 28 May 2007 and a Lease Annexure dated 6 September 2007 (hereinafter collectively referred to as **"the Lease Agreement"**) made between IJM Properties and the Lessee, IJM Properties has granted a lease commencing on 29 October 2004 and ending on 31 August 2032 (hereinafter referred to as **"the Lease"**) in respect of the Property to the Lessee subject to the terms and conditions therein contained. The Lease Agreement has been registered with the relevant land registry on 27 November 2007 vide Presentation No. 36816/2007. The remaining tenure of the Lease is approximately twenty four (24) years.

Further details are set out below:

Property's address	:	No. 1, Lebuh Tengku Kudin 1, 11700 Penang
Tenure	:	Term in perpetuity
Approximate Land Area	:	2,619 hectares (6.472 acres)
Gross Floor Area (Excluding car parking area)	:	27,530 square metres (296,330 square feet) [According to the approved alteration building plan no. JPBD/PG/P2/PB-0001 (Pindaan 1)]
Approximate age of building	:	4 years
Occupancy	:	100%*
Market Value	:	RM132,500,000

* *The chargeable rent is calculated based on 25,550 square metres (275,020 square feet).*

2.1.2 Salient terms and conditions of the Proposed Acquisition

Subject to the terms and conditions of the SPA, the sale and purchase of the Property is conditional upon inter alia the following salient conditions precedent being fulfilled by the day falling three (3) months from the date of the SPA (or such other extended period mutually agreed between the parties):-

(1) IJM Properties obtaining the written consent of the Lessee to the presentation and registration of the transfer documents and (where the Purchaser obtains a facility to finance its acquisition) the charge documents at the relevant land registry and IJM Properties depositing with the Trustee's solicitors as stakeholders a Deed of Novation in respect of the Lease duly executed in escrow by IJM Properties and the Lessee at IJM Properties's own cost and expense;

(2) IJM Properties obtaining the relevant state authority's approval in writing for the sale of the Property pursuant to the restriction-in-interest endorsed on the issue document of title to the Property;

(3) if applicable, the Trustee and/or QCT obtaining all other regulatory approvals as may be required to acquire the Property pursuant to the terms of the SPA.

A deposit of RM13.20 million will be paid to IJM Properties on execution of the SPA. The balance purchase price of the Property of RM118.80 million will be payable within three (3) months from the date when the last of the conditions precedent of the SPA are fulfilled or as the case may be waived. An extension of one (1) month (or such other extended period mutually agreed between the parties) shall be granted for payment of the balance purchase price subject to the Trustee paying interest at the rate of 8% per annum to be calculated on a daily basis.

On completion, QCT shall become the legal and beneficial owner of the Property and the Lease shall be novated to QCT.

2.4 Liabilities to be assumed by QCT

QCT will not assume any liabilities from IJM Properties pursuant to the Proposed Acquisition other than liabilities as a landlord under the Lease Agreement which is novated to QCT.

2.5 Source of Funding

QCM intends to fund the Proposed Acquisition by internal generated funds and /or bank borrowings of QCT.

3.0 INFORMATION ON IJM PROPERTIES

3.1 IJM PROPERTIES SDN BHD (Company No. 100180-M)

IJM Properties is a private limited company incorporated in Malaysia under the Companies Act, 1965 on 18 April 1983. The principal activities of IJM Properties is investment holding, property development and related activities. As at todate, the authorized capital is RM 100,000,000 divided into 100,000,000 ordinary shares of RM1.00 each and its issued and paid-up capital is RM 60,000,000 only. The registered office of IJM Properties is at 2nd Floor, Wisma IJM, Jalan Yong Shook Lin, 46050 Petaling Jaya, Selangor Darul Ehsan.

4.0 RATIONALE FOR THE PROPOSED ACQUISITION

The objective of QCM is to continuously pursue an acquisition strategy to acquire commercial properties primarily in Malaysia with a view to provide long-term and sustainable distribution of income to unitholders and achieve long-term growth in the net asset value per unit of QCT. The Proposed Acquisition is aimed at providing unitholders with stable distributions and enhancing the value of QCT's property portfolio over time through acquiring good quality properties with strong recurring rental income and potential for revenue and capital growth.

QCM believes that the Proposed Acquisition is in line with its investment strategy of acquiring well-located quality properties with strong tenants. In addition, this asset will generate a stable and sustainable income stream which in turn complement and enhance QCT's current property portfolio. Further, the Manager believes that the Property is acquired at an attractive price relative to the cash flows that it generates. The yield-accretive Proposed Acquisition is expected to provide unitholders with a higher distribution per unit going forward.

Further, QCM believes that the Proposed Acquisition will at the same time diversify and enlarge QCT's portfolio of properties and is expected to benefit QCT in the long term. The purchase consideration of the Proposed Acquisition is fully supported by the independent valuation conducted by CH William Talhar & Wong Sdn Bhd dated 9 May 2008.

5.0 FINANCIAL EFFECTS OF THE PROPOSED ACQUISITION

5.1 Unit Capital

The Proposed Acquisition will not have any effect on the total units in issue and substantial unitholders' unitholding of QCT as the purchase consideration

is expected to be paid entirely by internal generated funds and/or bank borrowings of QCT.

5.2 Net Asset Value

The Proposed Acquisition will have no impact or changes to the unaudited NAV of QCT at the time of completion.

5.3 Earnings

The Proposed Acquisition is expected to have a positive impact on the earnings of QCT for the financial year ending 31 December 2008.

5.4 Distributions

The Board of QCM intends to distribute 100% of the distributable income for the financial year ending 31 December 2008. Thereafter, it intends to distribute at least 90% of the distributable income for the relevant financial year or such other percentage and at such intervals as may be determined by QCM.

5.5 Gearing

QCM intends to utilise internal generated funds and /or bank borrowings of QCT to fund the Proposed Acquisition. If the Proposed Acquisition is funded entirely by debt, the proposed debt financing will increase QCT's gearing ratio to approximately 38% of unaudited total assets as at 31 March 2008, which is below the gearing limit of 50% prescribed by the Guidelines on Real Estate Investment Trusts issued by the Securities Commission.

6.0 APPROVALS REQUIRED

Pursuant to the Guidelines on Real Estate Investment Trusts issued by the Securities Commission dated 3 January 2005 and subsequent amendments thereafter, the valuation set out in the Proposed Acquisition is not subject to approvals by the Securities Commission.

7.0 INTEREST OF DIRECTORS AND MAJOR SHAREHOLDERS OF QCM OR MAJOR UNITHOLDERS OF QCT

None of the Directors or major shareholders of QCM, or major unitholders of QCT and persons connected to them has any interest, direct or indirect, in the Proposed Acquisition.

8.0 RISK FACTORS

The Property may be subject to certain risks inherent in the property market industry. These include but are not limited to the following:-

a) Non-fulfillment of the conditions precedent stipulated in the SPA;
b) Non registration of the transfer of the properties;
c) Compulsory acquisition by the Government;
d) Non-renewal of tenancy(ies)/lease(s) after expiry due to change in circumstances of the tenant(s)/lessee(s);
e) Adverse change in national or economic conditions;
f) Adverse local market conditions;
g) The financial conditions of tenant(s)/lessee(s), buyers and sellers of properties;
h) Changes in environmental laws and regulations, zoning laws and other governmental rules and fiscal policies;
i) Changes in relative popularity of property types and locations leading to an oversupply of space or a reduction in tenant demand for a particular type of property in a given market;
j) Competition among property owners for tenants;
k) Illiquidity of real estate investments; and
l) Acts of God, uninsurable losses and other factors.

9.0 ESTIMATED TIMEFRAME FOR COMPLETION

The Proposed Acquisition is expected to be completed by fourth quarter of 2008.

10.0 DOCUMENTS FOR INSPECTION

The sale and purchase agreement and the valuation report on the Property is available for inspection at the registered office of QCM at No. 517B, Jalan Tiong, Off Jalan Ipoh, 51100 Kuala Lumpur during normal business hours from Monday to Friday (except public holidays) for a period of three (3) months from the date of this announcement.

BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **13/05/2008 03:10:47 PM**
Submitted by **QUILL CAPITA TRUST** on **14/05/2008 12:30:39 PM**
Reference No **QC-080513-54646**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: News Release : Quill Capita Trust to acquire freehold commercial property in Penang for RM132 million

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Kuala Lumpur , Wednesday, 14 May 2008: Quill Capita Trust (QCT) , a commercial real estate investment trust (REIT) has today signed a sale and purchase agreement to acquire Tesco building located on a freehold land in Jelutong, Penang for RM132 million from IJM Properties Sdn Bhd. This latest acquisition is expected to increase QCT's asset size to RM796 million, exceeding the RM750 million target set for the current financial year. For further details, please refer to file attached.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Tesco Announcement News Release _final_.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NEWS RELEASE

Quill Capita Trust to acquire freehold commercial property in Penang for RM132m

Asset size to increase beyond target of RM750m to RM796m

Kuala Lumpur, Wednesday, 14 May 2008: Quill Capita Trust (QCT), a commercial real estate investment trust (REIT) has today signed a sale and purchase agreement to acquire Tesco building located on a freehold land in Jelutong, Penang for RM132 million from IJM Properties Sdn Bhd. This latest acquisition is expected to increase QCT's asset size to RM796 million, exceeding the RM750 million target set for the current financial year.

Chan Say Yeong, Chief Executive Officer of Quill Capita Management Sdn Bhd, the manager of QCT, said: "This yield accretive acquisition is expected to provide an initial net property yield of 6.3 per cent when the acquisition is completed by the fourth quarter of 2008. Besides diversifying the geographical spread of QCT's assets, unitholders will benefit from the additional stable stream of income from a fully-leased property in Penang."

Chan also said that in addition to the potential pipeline of assets from Quill Group and CapitaLand from its right of first refusal, QCT has demonstrated its ability to acquire quality assets from other third party vendors including reputable developers such as Sunrise Berhad and IJM Corporation Berhad.

The Tesco building is located in the upcoming district of Jelutong, Penang which is undergoing significant urban redevelopment. Fully leased to Tesco Stores (Malaysia) Sdn Bhd, the three-storey building is built on a freehold land of 281,904 square feet with a net lettable area of 275,020 square feet and 1,050 car park bays. Tesco is an international licensed hypermarket operator and its lease has a remaining term of approximately 24 years, expiring in August 2032.

The acquisition of Tesco building in Jelutong comes soon after QCT's strong first quarter results when net profit surged by 95.5 per cent from RM3.63 million in 2007 to RM7.1 million, on the back of a 84 per cent revenue increase to RM11.38 million from RM6.2 million recorded in the corresponding quarter last year. The growth is attributed to QCT's active acquisition strategies since IPO. Last year, QCT acquired Wisma Technip and part of Plaza Mont' Kiara for a purchase consideration of RM215 million and subsequently in the first quarter of this year, QCT has acquired three additional properties for a consideration of RM94.5 million.

"We have promised our unitholders that we will continue to provide them with growing total returns through capital appreciation and income distribution. Our aggressive acquisition strategy since IPO of yield accretive asset with blue-chip tenants on long-term leases is in line with this strategy," said Chan.

Chan further commented that the purchase of Tesco building in Jelutong, Penang is expected to be funded by a combination of internally generated funds and debts. If funded 100% by debt, current gearing is expected to increase from 25% to approximately 38%. "With our gearing still below the 50% threshold allowed for REITs, QCT is still able to grow via debt financing, which enables us to react quicker when acquisition opportunities come by," he added.

- End -

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya, Wisma Technip and the commercial units of Plaza Mont'Kiara in Kuala Lumpur, and three recently acquired properties namely Quill Building 5-IBM in Cyberjaya, Quill Building 8-DHL(XPJ) in Glenmarie and Quill Building 10-HSBC in Section 13, Petaling Jaya.

QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its specialty lies in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

Some recent developments at Quill include:

- a 60:40 joint venture with Malaysia Commercial Development Fund Pte Ltd, a closed-end private fund sponsored by the CapitaLand Group, to build a 29-storey office building known as Tower D at Lot J, KL Sentral.
- an agreement with HSBC Malaysia Berhad to develop, design, build and lease back HSBC's proposed new headquarters, a 24-storey building annexed to the current HSBC Malaysia headquarters.
- an agreement to acquire Vision City, an integrated development, comprising retail, serviced apartment and office space, for RM430 million from Vision City (M) Sdn Bhd.

About CapitaLand Group

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

In Malaysia, CapitaLand, is one of the sponsors of the US$270 million Malaysia Commercial Development Fund, a closed-end private equity investment fund with an expected gross development value of US$1 billion. The Fund invests in real estate development properties primarily in Kuala Lumpur and the Klang Valley. CapitaLand also has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Zaridah Zainal Azman / Nico Marco
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: ida.zainalazman@fleishman.com/nico.marco@fleishman.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	14-May-2008 12:57:52
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement by Quill Capita Trust ("QCT") - Corporate Presentation Slides dated 14 May 2008

Description

The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information.

CCT is a substantial unitholder of QCT.

Attachments:

QCT-CorporatePresentationSlides-2.pdf

QCT-CorporatePresentationSlides-1.pdf

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **13/05/2008 01:13:47 PM**
Submitted by **QUILL CAPITA TRUST** on **14/05/2008 12:30:42 PM**
Reference No **QC-080513-47627**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * **Announcement**

Subject *: Corporate Presentation Slides dated 14 May 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Corporate Presentation Slides dated 14 May 2008 are attached for reference.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
Microsoft PowerPoint - Effect of Tesco acquisition-Bursa-Final-PDF.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



QuillCapita Trust

PRESENTATION ON
PROPOSED ACQUISITION OF TESCO BUILDING, JELUTONG



Important Notice

QuillCapita Trust

This presentation is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in Quill Capita Trust ("QCT"). The past performance of QCT is not necessarily indicative of the future performance of QCT.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitations) general industry and economic conditions, interest rate trends, price of commodities, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income and occupancy, changes in operating expenses including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements which are based on the manager's current view of future events.

The value of units in QCT (Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the Main Board of Bursa Malaysia Securities Berhad. Listing of the Units on the Bursa Securities does not guarantee a liquid market for the Units.

The information in this Announcement must not be published outside Malaysia.

Proposed Acquisition

Description of TESCO Building, Jelutong

Quill Capita Trust

Tenant	▪ Tesco Stores (Malaysia) Sdn Bhd
Property's Address	▪ No 1, Lebuh Tengku Kudin 1, 11700 Penang
Building Description	▪ Three (3) storey building
Approximate Land Area	▪ 2.619 hectares (6.472 acres)
Tenure	▪ Term in Perpetuity (Freehold)
Gross Floor Area (excluding car parking area)	▪ 27,530 sq m (296,330 sq. ft)
Approximate age of building	▪ 4 years
Occupancy	▪ 100%

Description of TESCO Building, Jelutong

QuillCapita Trust

Lease Area	25,550 sq m (275,020 sq. ft.)
Car Park	1,050 bays
Lease Period	29 Oct 2004 to 31 Aug 2032 (remaining tenure is approximately 24 years)
Market Value	RM132.5 million *(valued by CH William Talhar & Wong on 9 May 2008)*
Purchase Price	RM132.0 million
Expected 1st Year Net property yield	6.30% per annum

Prime Location with Easy Access

QuillCapita Trust


Jln Masjid Negeri
Dari Green Lane
Island Glades
Pusingan Udini
Dari Jln Jelutong / Georgetown
Maktab Pengurusan Persekutuan P. Pinang (RESCUM)
Jln Tunku
Jln Faraday
Jln Sultan Azlan Shah (Jln Gelugor)
TESCO
To City
Gerbang - E (sedang dibina)
Caltex Utara
Jabatan Laut Wilayah Utara
EKSPRES RAYA JELUTONG
Jelutong Expressway
To Airport
Bayan Baru / Bayan Lepas
Penang Bridge

100 metres from Jelutong Expressway

Near Penang Bridge


TESCO
TESCO

Rationale for Proposed Acquisition

Proposed Acquisition Fits QCT's Investment Strategy

Quill Capita Trust

⊙ Long Term Lease with Blue-Chip Tenant

✓ Long term lease with step up rental rates with Tesco Stores (Malaysia) Sdn Bhd will provide stable and sustainable rental income.

✓ MARC has assigned ratings of AAAID(cg)/MARC-1ID(cg) to Tesco Stores (Malaysia) Sdn Bhd's RM3.5 billion Islamic & Conventional CP/MTN Programmes

⊙ Acquisition will be Yield Accretive

✓ Expected 1st year Net Property Yield of approximately 6.30% p.a

✓ The Proposed Acquisition would enhance the Distribution Per Unit.

Proposed Acquisition Fits QCT's Investment Strategy

QuillCapita Trust

⊙ Asset Size Growth in line with Acquisition Strategy

- ✓ Continuous investments in quality income-producing commercial properties for sustainable distribution and long-term growth

⊙ Geographical and Segmental Diversification

- ✓ Further geographical diversification to other states of Malaysia
- ✓ Further industry sector diversification provides wider source of income

Funding Source

Funding Source

QuillCapita Trust

- ✓ The Proposed Acquisition is expected to be funded by a combination of internal generated funds and debts.
- ✓ QCT has secured committed bank funding for 100% of the Purchase Price

Effects of Proposed Acquisition

Total Assets



RM'000
900.0
750.0
600.0
450.0
300.0
150.0
0.0
+ 174%
RM290.5 m
RM585 m
RM662 m
RM796 m
RM750 m
8-Jan-07
31-Dec-07
31-Mar-08
4Q 2008
Target End 2008

Note: Assumed that the acquisition of TESCO Building, Jelutong will be completed in 4Q of 2008

Gearing



40%
30%
20%
10%
0%
(Times) (x)
15%
25%
38%
Audited as at 31Dec '07
31-Mar-08
4Q 08

QCT's gearing ratio will increase to approximately 38% on the assumption that the acquisition of TESCO Building, Jelutong is fully funded by debts .

Debt Profile

Quill Capita Trust



% of Debt
67%
0%
0%
33%
2008
2009
2010
2011

- Assuming that the Proposed Acquisition of TESCO Building, Jelutong will be financed by a bridging loan of RM132 million at the rate of 4.68% p.a., the short term debt will rise to 67%
- The bridging loan would be refinanced by the issuance of Private Debt Securities to secure fixed rate and long term funding .

Segmental Contributions

Quill Capita Trust

By Valuation



Other Commercial Building 3%
Car Park 6%
Office 66%
Retail Assets 25%

Notes: (1) Office comprises Quill Buildings (excluding Quill Building 8-DHL (XPJ) at Glenmarie, Shah Alam) and Wisma Technip

(2) Retail Assets refer to TESCO Building, Jelutong and retail portion of Plaza Mont' Kiara

(3) Car Park refers to car parking bays in Plaza Mont' Kiara

(4) Other commercial building refers to Quill- Building 8- DHL (XPJ) at Glenmarie, Shah Alam

Portfolio as at 8 January 2007 (IPO Date)

QuillCapita Trust

Quill Building 1 – DHL 1	Quill Building 2 - HSBC	Quill Building 3 - BMW	Quill Building 4 – DHL 2
			
NLA : 92,284 sq. ft. Valuation Price : RM53.1 mil	NLA : 184,453 sq. ft. Valuation Price : RM 109 mil	NLA : 117,198 sq. ft. Valuation Price : RM 60.2 mil	NLA : 99,183 sq. ft. Valuation Price : RM 57.7mil
Purchase Price : RM 52.1 mil Current Value : RM56.5 mil	Purchase Price : RM 107.5 mil Current Value : RM117.5 mil	Purchase Price : RM 59.4 mil Current Value : RM66.9 mil	Purchase Price : RM 57.0 mil Current Value : RM62.1 mil

Net Lettable Area
493,118 sq. ft

Note: (1) The Valuation Price is based on the price valued at the time of acquisition

(2) The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

Acquisitions within 5 months after the IPO

QuillCapita Trust

Net Lettable Area for 6 properties 799,547 sq. ft

*Excluding car park area

Wisma Technip



NLA : 233,021sq. ft
Valuation Price : RM125 mil
Purchase Price: RM125 mil
Current Value : RM141 mil

Part of Plaza Mont' Kiara



NLA : 73,408 sq. ft *
Valuation Price : RM91 mil
Purchase Price: RM90 mil
Current Value : RM105 mil

- ✓ Entered into Sale & Purchase Agreements to acquire both Wisma Technip and part of Plaza Mont' Kiara on 8 June 2007.

- ✓ Acquisitions of Wisma Technip and part of Plaza Mont' Kiara were completed on 3 Sept 2007

Note: (1) The Valuation Price is based on the price valued at the time of acquisition
(2) The current market value of the respective buildings was valued by CH Williams Talhar & Wong on 1 December 2007.

Acquisitions in 1Q 2008

QuillCapita Trust

Quill Building 5 – IBM
Acquisition was completed on 14 March 08



NLA : 80,000 sq. ft
Valuation Price : RM43 mil
Purchase Price: RM43 mil

Quill Building 8 – DHL (XPJ)
Acquisition was completed on 25 March 08



NLA : 65,205 sq. ft
Valuation Price: RM28.8 mil
Purchase Price: RM28.8 mil

Quill Building 10 – HSBC (Section 13)
Acquisition was completed on 25 March 08



NLA : 58,428 sq. ft
Valuation Price : RM22.74 mil
Purchase Price : RM22.74 mil

Current Net Lettable Area for 9 Properties 1,003,180 sq. ft
*Excluding car park area

Note: The Valuation Price of the respective buildings was valued by CH Williams Talhar & Wong on 7 January 2008.

Acquisition of TESCO Building, Jelutong in 2Q 2008

QuillCapita Trust

TESCO Building, Jelutong



TESCO
TESCO

NLA	: 275,020 sq. ft
Valuation Price	: RM132.5 mil
Purchase Price	: RM132.0 mil

Net Lettable Area for 10 Properties
1,278,200 sq. ft
*Excluding car park area

✓ **The Proposed Acquisition of TESCO Building, Jelutong is expected to be completed by 4Q of 2008.**

Note: The Valuation Price of the TESCO Building, Jelutong was valued by CH Williams Talhar & Wong on 9 May 2008.

Further Geographical Diversification

QuillCapita Trust

QCT will further diversify geographically to other States - Penang

Klang Valley	*38%*
Cyberjaya	*45%*
Penang	*17%*

As at 31 March 2008



Other Klang Valley Area * 8%
Mont Kiara 16%
Kuala Lumpur City Centre 22%
Cyberjaya, Selangor 54%

Post- Acquisition of TESCO Building Jelutong



Other Klang Valley Area * 7%
Mont' Kiara 13%
Kuala Lumpur city centre 18%
Penang 17%
Cyberjaya, Selangor 45%

Notes: (1) Other Klang Valley Area refers to Klang Valley generally excluding KLCC and Mont' Kiara

(2) As at 31 December 2007, the real estate portfolio comprises 4 properties injected during the IPO, part of Plaza Mont' Kiara and Wisma Technip. The current market value of all 6 properties was valued by C H Williams Talhar & Wong on 1 December 2007

(3) The 3 new properties acquired in March 2008 were valued at RM94.5 million by CH Williams Talhar & Wong on 7 January 2008

(4) TESCO Building, Jelutong was valued at RM132.5 million by CH Williams Talhar & Wong on 9 May 2008

Diversification of Properties

QuillCapita Trust

As at 31 March 2008



Quill Building 5 - IBM, 7%
Quill Building 8 - DHL3 - 4%
Quill Building 10 - HSBC(M), 4%
Wisma Technip, 22%
Part of Plaza Mont' Kiara, 16%
Quill Building 2,- HSBC-18%
Quill Building 3- BMW, 10%
Quill Building 4- DHL2, 10%
Quill Building 1- DHL 1, 9%

Total Property Investment Value: RM646 mil

Post-Acquisition of TESCO Building, Jelutong



Tesco, 17%
Quill Building 5 - IBM, 6%
Quill Building 8 - DHL3, 4%
Quill Building 10 - HSBC(M), 3%
Wisma Technip, 18%
Part of Plaza Mont' Kiara, 13%
Quill Building 2,- HSBC-15%
Quill Building 3- BMW, 9%
Quill Building 4- DHL2, 8%
Quill Building 1- DHL 1, 7%

Total Property Investment Value: RM779 mil

Notes: (1) As at 31 December 2007, the Total Property Investment Value was based on valuation made by C H Williams Talhar & Wong on 1 December 2007

(2) The 3 new properties acquired in March 2008 from Quill were valued at RM94.5 million by CH Williams Talhar & Wong on 7 January 2008

(3) TESCO Building, Jelutong was valued at RM132.5 million by CH Williams Talhar & Wong on 9 May 2008

Blue-Chip Tenants

31 March 2008 - Tenants from 9 Properties



ACS 1.3%
PGS 1.3%
Panasonic 1%
EDS, 1.4%
TRW, 2.7%
Quill, 3.3%
BMW, 4.0%
DHL 25.1%
IBM, 5.2%
Sunrise 7.3%
HSBC 24.2%
Technip 23.2%

Post-Acquisition of TESCO Building, Jelutong



Panasonic, 1%
PGS, 1%
ACS, 1%
EDS, 1%
TRW, 2%
Quill, 3%
BMW, 3%
Tesco, 21%
IBM, 4%
Sunrise, 6%
Technip, 18%
DHL, 20%
HSBC, 19%

Note : The above tenancy mix is calculated based on NLA

Tenancy Mix Analysis Post-Acquisition

Quill Capita Trust



Automotive 5%
IT/Electronics 7%
Property / Construction 9%
Oil & Gas 19%
Banking 19%
Logistic 20%
Retail 21%

Note : The above tenancy mix is calculated based on NLA

Stable Rental Growth with Step-up Rates



12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
10.00%
5.00%
5.00%
5.00%
5.00%
5.00%
5.00%
5.00%
31-Oct-09
31-Oct-14
31-Oct-19
31-Oct-22
31-Oct-25
31-Oct-28
31-Oct-31
31-Aug-32

Note : Percentage increased of rental step-up from preceding period

Quill Capita Management Sdn Bhd
Suite 11.01A Level 11
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

For information, please call:
Mr Chan Say Yeong
Ms Yong Su-Lin
Ms Celine Lau
(General Line: 03-2380 6288)

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	14-May-2008 17:05:16
Announcement No.	00057

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Clarification of Business Times Article
Description	With reference to the article "CapitaLand, US fund jostle for The Atrium" in today's Business Times, CapitaLand Limited wishes to clarify that as part of its normal course of business, it will explore suitable opportunities that may arise. CapitaLand Limited will make the appropriate announcement if and when there are any material developments.
Attachments:	Total size = **0** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

USE OF PROCEEDS FROM CONVERTIBLE BONDS DUE 2018

CapitaLand Limited refers to its issue of S$1.3 billion 3.125 per cent. convertible bonds due 2018 (the "Issue") and wishes to announce that the proceeds from the Issue have been fully disbursed/utilised as follows:

	Use of Proceeds	Amount S$ Billion
1.	Refinancing existing debt	0.87
2.	Financing new investments	0.38
3.	General working capital	0.05
	Total	1.30

By Order of the Board

Low Sai Choy
Company Secretary
14 May 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-May-2008 17:29:31
Announcement No.	00094

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Clarification of Business Times Article"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.ClarificationBTArticle.pdf Total size = **52K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Kannan Malini
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	14-May-2008 17:10:44
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification of Business Times Article
Description	With reference to the article "CapitaLand, US fund jostle for The Atrium" in today's Business Times, CapitaMall Trust Management Limited, as manager of the CapitaMall Trust (the "Manager"), wishes to clarify that as part of its normal course of business, it will explore suitable opportunities that may arise. The Manager will make the appropriate announcement if and when there are any material developments.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-May-2008 17:57:08
Announcement No.	00140

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Balanced Portfolio, Focused Business" to be presented to investors at Merrill Lynch Asia Rising Stars Conference on 14 May 2008 and CLSA Corporate Access Forum on 20 May 2008 in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.Slides.May08.pdf Total size = **1741K** (2048K size limit recommended)

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CapitaLand

Balanced Portfolio, Focused Business



May 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

International Real Estate Group

More than 110 cities in over 20 countries, across Asia Pacific, Europe & the Gulf Cooperation Council (GCC) countries



RESIDENTIAL
RETAIL
COMMERCIAL
SERVICED RESIDENCES
FINANCIAL SERVICES
INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS



CapitaLand - Market Leadership in Asia Pacific
Market Leadership
LARGEST Real Estate Company in South-East Asia
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner / Manager in Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Geographical Footprint
More Than 110 Cities in Over 20 Countries
Unique Winning Competencies
Complete Real Estate Value Chain
Asian Growth
Rapid Urbanisation
Consumption Growth
Evolving Capital Markets
Investment Inflow

Complete Real Estate Value Chain

Capital efficient business model for sustainable growth


Investor
Developer
Manager
Operator
Financial Advisor
Fund Manager

Since Formation in November 2000

Total Profit S$4.9 billion

Created Total Shareholders' Returns of over S$19.0 billion

CapitaLand

Our Business Model



CapitaLand


CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
100%
100%
100%
100%**
100%
CapitaLand Residential
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC*
THE ASCOTT
CapitaLand Financial
54.2%
29.4%
30.5%
18.7%
27.9%
AUSTRALAND
CapitaMall Trust
CapitaCommercial Trust
ASCOTT
REIT & Fund Management
20.4%
19.9%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$27.4billion (12 May08)

Other Listed Entities * Integrated, Leisure, Entertainment & Conventions

** CL completed compulsory acquisition of The Ascott Group on 28 April 2008

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions

Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

The Value Chain & Value Creation


Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Design &
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
HIGHER VALUE ADDED
LOWER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Management - Structural Clarity



CAPITALAND
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
REITS
CMT
CCT
CRCT
ART
QCT
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Private Equity Funds

Risk Management within the Group



CL Board
Audit Committee
Risk Committee
President & CEO
Council of CEOs
CFO
Independent reporting line
Risk Assessment Group (RAG)
Internal Audit
CapitaLand Residential
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT

Target Return = WACC + Risk Premiums

Matrix of over 70 target returns across all property sectors and countries



Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in Weighted Average Cost of Capital (WACC)
Risk Premiums
WACC

Financials



CapitaLand

1Q 2008 – Healthy Earnings

- **PATMI of S$247.5 million vs 1Q 07's S$608.1 million**
  - 1Q07 included an unusually large fair value gain of S$427m arising from 8 Shenton Way (formerly known as Temasek Tower)
- **Better operating performance from residential, retail, financial & serviced residence SBUs**
- **Overseas EBIT up 33%**
  - China and Australia were key contributors
- **Financial Services continues to expand**
  - AUM reached S$19.1 billion, up S$1.4 billion from December 2007
- **Proactive capital management**
  - Successfully raised S$1.3 billion from 10-yr Convertible Bonds
  - Strong financial footing: Net D/E ratio 0.59; Average Maturity > 4 years

1Q 2008 Results

(S$ million)	1Q 2007	1Q 2008	Change
Revenue	637.0	631.3	↓ 0.9%
EBIT	819.5 *	398.8	↓ 51.3%
PATMI	608.1 *	247.5	↓ 59.3%
EPS (cents)	21.8	8.8	↓ 59.6%
NTA (S$)	2.85	3.43	↑ 20.4%

* EBIT and PATMI in 1Q2007 included fair value gains of S$472.9m and S$426.8m respectively, arising from the divestment of 8 Shenton Way (formerly known as Temasek Tower).

Revenue Under Management


S$B
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
$0.6B
$1.4B
$0.6B
-1%
$1.5B
6%
1Q 07
1Q 08
Statutory Revenue
Revenue Under Mgt

Notes:

Revenue Under Management : revenue of all properties managed by the Group

1Q 2008 - Assets by SBUs & Geography

SBU
S$27.8 billion


Others
$4.3B, 15%
Financial Services
$0.3B, 1%
Serviced Residence
$3.2B, 12%
Retail
$4.7B, 17%
Residential
$11.5B, 41%
Commercial
$3.8B, 14%

Geography
S$24.1 billion *


Asia/GCC***
$1.8B, 7%
Europe
$1.3B, 5%
China**
$6.9B, 29%
Australia & NZ
$5.2B, 22%
Singapore
$8.9B, 37%

* *Excluding cash held at Singapore Treasury* ** *Greater China including Macau & Hong Kong* *** *Excludes Singapore & China*

	1Q 2007		1Q 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS*	41%	59%	37%	63%
EBIT	83%	17%	55%	45%

EBIT by SBUs

1Q 2008 $398.8m vs 1Q 2007 $819.5m



$M
750
650
550
450
350
250
150
50
(50)
136
152
546
139
24
58
29
39
12
18
73
-7
Residential
Commercial
Retail
Serviced Residence
Fin. Services
Others
1Q 2007
1Q 2008

Contributions

SBU	1Q 2007	1Q 2008
Residential	16.5%	38.0%
Commercial	66.7%	34.8%
Retail	2.9%	14.6%
Serviced Residence	3.6%	9.9%
Financial Services	1.5%	4.6%
Others	8.8%	(1.9%)
Total	100.0%	100.0%

CapitaLand

EBIT by Geography

1Q 2008 $398.8m vs 1Q 2007 $819.5m



$M
800
700
600
500
400
300
200
100
0
685
219
58
93
19
18
46
50
11
18
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
1Q 2007
1Q 2008

Contributions

Region	1Q 2007	1Q 2008
Singapore	83.5%	55.0%
China*	7.1%	23.4%
Asia/GCC**	2.4%	4.5%
Aust & NZ	5.6%	12.5%
Europe	1.4%	4.6%
Total	100.0%	100.0%

* Greater China including Macau & Hong Kong

**Excludes Singapore and China

CapitaLand

Capital Management

	1Q 2007	1Q 2008	Change
Equity (S$ billion)	9.91	11.76	Increased
Net Debt (S$ billion)	4.92	6.93	Increased
Net Debt / Equity	0.50	0.59	Increased
% Fixed Rate Debt	69%	69%	Unchanged
Avg Debt Maturity (Yr)	2.84	4.22	Increased

Access to Funding

Raised over S$4 billion in first 3 months of 2008: Financial Market's Confidence on CapitaLand Group

Some of the main financing deals completed in first 3 mths of 2008

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil

CapitaMall Trust	
Medium Term Notes	S$150 mil

CapitaCommercial Trust	
Convertible Bond	S$280 mil
Medium Term Notes	S$150 mil

CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Debt Coverage

	1Q 2007	1Q2008	Change
Finance Cost (S$ million)	91.1	131.9	↑ 44.8%
Interest Cover Ratio (ICR)	13.9	4.1	Decreased
Interest Service Ratio (ISR)	1.0	3.0	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Capital Management Strategy

Opportunities Emerging, prudent & selective process

- Maintain high liquidity and financial flexibility
  - Two Convertible Bonds issues, totaling $2.3B over last 9 months
- Extend debt maturity (average 4.2 years)
- Careful, selective about new investments
- Continue with capital recycling

Residential



Residential - Singapore

Healthy Fundamentals, Demand/Supply in Equilibrium

- Main demand drivers in 2008:
  - Steady new household formation (≈12,000/year)
  - en-bloc sales displacement demand (≈2,000/year)
- Cautious market sentiment in 1H 2008. Sales volume may moderate but prices are likely to hold up. Sentiment should improve by end-2008.
- Mass and middle segments are supported by real housing demand
- Price forecast for 2008: general residential market ▲ 5% to 10%

Residential - Singapore

Total Potential Supply < 1996/1997


(units)
Singapore Private Residential Market – Total Potential Supply Pipeline (1996 - 1Q2008)
Healthy demand fundamentals coupled with potential delayed launches to lead to sustainable market
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
49,157
35,496
13,661
Total Potential Supply (A + B)
(B) Units without sales approval
(A) Unsold units + Units approved for sale but not launched
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q2008

Source: URA

Residential - Singapore

Different Fundamental Drivers for 2 Periods


Price Index
250
200
150
100
50
0
CAGR: 25%
(1993 - 1996)
CAGR: 14%
(2005 - 2007)
Forecast (next 12 months)
Optimistic +10%
Baseline +6%
Pessimistic +3%

Domestic Policy Changes

1. Liberalisation of CPF rules
2. Liberalisation of HDB sub-sale/foreign buyer policy
3. Mass & middle markets were drivers
4. Buyers from South East Asia

Remaking of Singapore into global city

1. Global City Effects
   - Asian gateway city
   - Influx of foreign buyers
   - IRs spinoffs
   - Increase population to 6.5m
2. En-bloc Displacement Demand
3. Luxury market as driver
4. Foreign buyers from new countries

Source: URA & CapitaLand Research

CapitaLand

Residential - Singapore

Improved Affordability

- Affordability Ratio Improved
  -- measures by mortgage repayment as a % of household income

	1995 – 1996	2006 – 2007
Luxury	Affordability is not an issue	
Overall Private Residential	46.2%	36.2%

- Income Growth Improved

	CAGR	
	(1993 – 1995)	(2006 – 2007)
Household Income Growth – Top 20% Income Group	6.4% p.a.	8.3% p.a.

Residential - Singapore

A Globalized/Cosmopolitan Singapore

	Past (1995/96)	Present (2007)
No. of foreigners	600,000	1 million
No. of professional expatriates	30,000	90,000
FDI Inflow	US$9bn	US$26bn
MNCs in Singapore	~3,000	~7,000
GDP (financial services)	S$15bn	S$28bn
International Air flights connection	3,100 wkly flights to 133 cities	4,000 wkly flights to over 180 cities
AT Kearney Foreign Policy Magazine Globalization Index	4th position (Year 2003)	1st position

Residential - Singapore

More Foreign Buyers Now



% of total buyers
30%
25%
20%
15%
10%
5%
0%
Number of Foreign Buyers: 1,310
13.7%
Number of Foreign Buyers: 3,696
25.0%
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary sales of private homes.

Residential - Singapore

Key Foreign Buyers – More Diversified (1996 vs 2007)



No. of foreign buyers
3,500
3,000
2,500
2,000
1,500
1,000
500
-
515
2,000
480
1,460
193
671
27
622
44
1,035
46
308
1,195
3,062
Indonesia
Malaysia
United Kingdom
China
India
USA
Others
(>12 countries)
1996
2007

Source: URA & CapitaLand Research

Note: Definition of buyers: primary and secondary sales.

Other Nationalities not stated: Koreans, Australian, Canadian, French, Germans, Japanese, Dutch, Russians, Swiss, Irish, Italian, Norwegian

Housing Market Drivers (By Segment)


Super- Luxury
GDP Growth
> S$3,000 psf
Global Liquidity
Branding
HNWIs
High-End Residential
GDP Growth
Foreign influx
Prime rental yield
Luxury price movement
Replacement home due to En-bloc sales
S$1,800 – 2,500 psf
GDP Growth
Foreign influx
Mortgage rate
S$800 – 1,600 psf
Secondary housing market
Replacement home due to En-bloc sales
< S$600 psf
GDP Growth
Mortgage rate
Government policy
Household formation
HDB resale market
CPF Housing scheme

Residential - Singapore

Our Pipeline

Target to launch 800–1,000 units in 2008

Target to launch in 2008	Location	Units
Latitude	River Valley	130
Silver Tower site	Orchard Road	70

Pipeline of ~5.5m sq ft GFA

Pipeline	Location	Potential GFA
Char Yong Gardens	Orchard Road	261,167
Farrer Court	Farrer Road	2,350,000
Gillman Heights	Gillman	1,760,000
Nassim Hill	Tanglin	171,536
Tong Watt	River Valley	279,405
Yio Chu Kang	Yio Chu Kang	208,000


Latitude


Development at Tong Watt


Development at Farrer Court site

Residential - China

Positive Policies: Promote Market Stability

- Market experiencing some short term consolidation due to the tighter credit environment, foreign capital control and weakened market sentiment
- Market fundamentals remain strong: Real demand driven by **urbanisation, demographics, strong economic growth & rising income**
  - — Housewhole formation requires 20 mil homes per annum
  - — Urbanization requires 15 mil homes per annum
- Measures aim to ensure sustainable development of the China's property market
- Opportunities should emerge for well-capitalised companies with proven track record and bona fide operating platform

Residential - China

Pipeline of >35,000 units in high-growth regions

Target to launch about 2,000 units in 2007

- **Shanghai (Yangtze River Delta)**
  - Hangzhou site › 1,200 units
  - Ningbo site › 1,100 units
- **Beijing (Bohai Economic Rim)**
  - Beijing 2 sites › 1,100 units
- **Guangzhou (Pearl River Delta)**
  - Guangzhou site › 3,000 units
  - Foshan 3 sites › 1,900 units
- **Chendu (South Western China)**
  - Chengdu Zhixin JV › 25,000 units
- **Henan (Central China)**
  - Central China Holdings >4 mil sqm (Zhengzhou)

Presence in 25 cities


Beijing
Bohai
Economic Rim
Central
China
Yangtze
River Delta
South Western
China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Pearl
River Delta

CapitaLand

Residential - China

Gateway Cities + 2nd Tier Cities



Shanghai
(Yangtze River Delta)
GFA 0.85m
15%
Beijing
(Bohai Economic Rim)
GFA 0.66m
11%
Guangzhou
(Pearl River Delta)
GFA 0.66m
11%
Chengdu
(South West China)
GFA 1.88m
32%
Henan
(Central China)
GFA 1.82m
31%

* Effective stake in JV partners: CL Zhixin (50%), Central China Holdings (36.1%), Lai Fung Holdings (20%)

Australand

- **2007's strong performance**
  - Diversified platform delivering results
- **Drivers for sustainable growth**
  - Leverage existing business platform
  - Grow funds under management
  - Expand into Asia
  - Capital Risk Management
- **Outlook**
  - Continued profitable contribution from Residential
  - Growth in recurrent income from high quality investment properties
  - Continued growth in Commercial & Industrial


Homebush Bay, Commercial


Rhodes Office Park, Commercial


Freshwater Place, Mixed Development

Residential - Vietnam

Gaining Traction

- **1st Residential Project in Ho Chi Minh City**
  - The Vista, 750 units project, successfully launched
- **Total pipeline of 4,200 homes in Ho Chi Minh City**
- **Strategic partnership with Nam Thang Long Investment Joint-Stock Company**
  - To develop residential properties and commercial/residential mixed developments
  - Conditional agreement signed to develop 1,400 apartments and commercial and retail space on a 6.7ha site in Dist 2
  - Target to raise pipeline to 6,000 homes in the next 3 years
- **Setting up first property fund to invest in Vietnam**
  - Target fund size US$300m
  - CL to take ~30% sponsor stake


The Vista, Ho Chi Minh City


The Vista, Ho Chi Minh City

Retail



Retail Malls

Retail Footprint



Ha'erbin
Huhehaote
Shenyang
Hokkaido
China
Beijing
Tianjin
Dalian
Japan
Lanzhou
Xi'an
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Xinxiang
Tokyo
Zhengzhou
Yangzhou
Osaka
India
Manyang
Hefei
Kunshan
Chengdu
Deyang
Ma'an'shan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Amritsar
Yiyang
Nanchang
Jalandhar
Zhuzhou
Changsha
Khanna
Hengyang
Jaipur
Gwalior
Huizhou
Quanzhou
Udaipur
Zhaoqing
Zhangzhou
Guangzhou
Veranasi
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Nagpur
Mumbai
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Malaysia
Selangor
Singapore

Portfolio of 114[1] retail malls measuring over 54 million square feet	
Countries	**No. of Malls**
Singapore	17
China	73[1]
Japan	7
India	15
Malaysia	2
Total	**114**

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

Retail - Singapore



Retail Floor Space Per Capita
Sq ft
45
40
35
30
25
20
15
10
5
-
38.2
22.1
13.8
13.2
14.4
11.2
10.3
10.6
USA
Australia
United Kingdom
Hong Kong
South Korea
Japan
Singapore (2007)
Singapore (2012)

Source: Urbis February 2008

- Singapore remains "under-shopped" compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets
- Given this structural shortage, retail sector is expected to outperform other property sectors over the long-term

Retail - Singapore

Centre Of Gravity for Retail

ion ORCHARD

- World's finest retail offering & flagship concept
- NLA of 660,000 sq ft
- 6 global superbrands to establish first duplex flagship stores in Singapore
  - Cartier, Christian Dior, Dolce & Gabbana, Giorgio Armani; Louis Vuitton and Prada



Cartier Christian Dior COUTURE DOLCE & GABBANA

GIORGIO ARMANI LOUIS VUITTON PRADA

Retail - Singapore

Expanding Retail Presence

- **Developing Retail and Entertainment Zone of integrated hub at Vista Xchange, one-north**
  - Total GFA ~24,000 sq m
  - Gross investment ~S$380m
  - Direct connectivity to Buona Vista MRT; complement bustling Rochester and Holland Village enclaves
  - Civic & Cultural Zone of integrated hub with 5,000-seat, world-class theatre
  - Target completion 2011





China Malls

Leading retail player with 73 malls worth S$8.0 billion, measuring 3.5 million sq m in Gross Rentable Area in 44 cities across China

Status	Asset Value (S$)	Funds Exposure (S$)	Gross Rentable Area (sq m)	Total No. of Malls
Approval Obtained from Chinese Authorities	4.1billion	3.4 billion	2.5 million	45
Pending Approval from Chinese Authorities	3.9 billion	2.5 billion	1.0 million	10
Total Committed	8.0 billion	5.9 billion	3.5 million	55
Under MOUs	-	-	-	18
Total	**8.0 billion**	**5.9 billion**	**3.5 million**	**73**

Retail malls anchored by Walmart constitute only about 20% of Funds' Exposure by Asset Value

Number of operational malls : 24
Target opening in 2008 : 14
Target opening in 2009 : 10

Retail - Singapore

Successful Divestment of Xizhimen Mall to CRCT

- Total consideration of S$341.0m
- An iconic 73,857sqm integrated mixed-use development in Beijing
- Located at Xizhimen transportation hub with 2.7 mil commuters a week
- CRCT's total assets of S$1.1b on track to reach S$3.0b by 2009





Retail – India Expansion



Amritsar Popl: 1.5 m
Jalandhar Popl: 2.0 m
Khanna Popl: 1.5 m*
Jaipur Popl: 3.3 m
Udaipur Popl: 0.6 m
Nagpur Popl: 2.4 m
Mangalore Popl. 0.4 m
Mysore Popl: 0.8 m
Cochin Popl: 0.6 m
Graphite India, Bangalore Popl: 5.3 m
Forum Value Mall, Bangalore Popl: 5.3 m
Chennai Popl: 7.5 m
Hyderabad Popl: 6.1 m
Varanasi Popl: 3.1 m
Gwalior Popl: 0.7 m
Jammu, Kashmir and Northern Areas
Srinagar
Himachal Pradesh
Shimla
Chandigarh
Jalandhar
Ludhiana
Bathinda
Patiala
Haryana
Panipat
Hardwar
Dehra Dun
Meerut
Delhi
Faridabad
Bikaner
Rajasthan
Jaipur
Agra
Jodhpur
Ajmer
Uttar Pradesh
Lucknow
Kanpur
Gwalior
Allahabad
Kota
Madhya Pradesh
Varanasi
Gujarat
Ahmadabad
Bhopal
Jabalpur
Indore
Vadodara
Bilaspur
Jamnagar
Rajkot
Bhavnagar
Surat
Chattisgarh
Bhilai
Raipur
Nagpur
Amravati
Daman & Diu
Daman
Dadra &
Silvassa
Bhiwandi
Nashik
Maharashtra
Mumbai
Pune
Solapur
Hyderabad
Warangal
Visakhpatnam
Guntur
Vijayawada
Panaji
Belgaum
Hubli-Dharwar
Andhra Pradesh
Goa
Karnataka
Bangalore
Mangalore
Mysore
Chennai
Pondicherry
Salem
Tiruppur
Tiruchirappalli
Kozhikode
Coimbatore
Lakshadweep
Kochi
Madurai
Kerala
Tamilnadu
Thiruvananthapuram
Bihar
Patna
Gaya
Jharkhand
Dhanbad
Ranchi
Jamshedpur
Sikkim
Gangtok
West Bengal
Asansol
Durgapur
Kolkata
Orisa
Cuttack
Bhubaneswar
Guwahati
Meghalaya
Shillong
Assam
Itanagar
Tripura
Agartala
Aizawl
Mizoram
Andaman and Nicobar Islands
Port Blair
Legend
Cities
Regions
Country outline
Region names
AIPL Projects
Prestige Projects

2 New JVs: Prestige & Advance India Projects Ltd

Asset Value: S$2.12 billion

JV partners	Super Built Area (sqft)	Malls
Prestige Projects	5,272,000	7
AIPL Projects	5,857,000	8
Total	**11,129,000**	**15**

* Including the population of nearby Ludhiana

CapitaLand

Retail - Malaysia

Seed assets for proposed pure play Malaysian REIT

- **Gurney Plaza, Penang**
  - Total consideration : RM793.0m (S$346.8m)
  - NLA 700,000 sqft
- **MINES Shopping Fair, Selangor**
  - Total consideration : RM450.2m (S$196.9m)
  - NLA 650,000 sqft


Gurney Plaza, Penang


Mines Shopping Fair, Kuala Lumpur

Commercial



CapitaLand

Commercial – Singapore

Supply Remains Tight till 2010

- **Remaking of Singapore into global city:**
  - Growing importance as regional financial centre
  - Convenient air connection to other parts of Asia
  - Quality of living enhanced by vibrant arts and entertainment
- **Demand remains strong:**
  - Intense competition for vacant office space in the CBD
  - High pre-commitment interests in future projects
  - Under investment in office space for the past 10-years
  - Differentiated supply policy (low cost rental for back office)
- **Continued rental growth in 2008 / 2009**
  - Overall costs still competitive vis-à-vis other major Asian cities
  - ▲10% - 15% compared to doubling of rental in 2007

Commercial - Singapore

Competitive As A Global Business Destination

Global Ranking

Country	2007-2008 Ranking
United States	1
Switzerland	2
Denmark	3
Sweden	4
Germany	5
Finland	6
Singapore	7
Japan	8
United Kingdom	9
Netherlands	10
Korea	11
Hong Kong	12
Canada	13
Taiwan	14
Austria	15

Asia Country Ranking

Country	2007-2008 Ranking
Singapore	7
Japan	8
Korea	11
Hong Kong	12
Taiwan	14
Australia	19
Malaysia	21
New Zealand	24
Thailand	28
China	34
India	48
Indonesia	54
Vietnam	68
Philippines	71

Source: World Economic Forum "Global Competitiveness Report 2007-08" & CapitaLand Research

CapitaLand

Commercial - Singapore

Occupation Cost still lower than other Global Financial Centres

CBRE Global 50 Index (by "occupation cost" in US$/sf/year)

City	Ranking (Nov 07)	Cost
London (West End)	1	328.91
Mumbai (Bombay)	2	189.51
Moscow	4	180.78
Tokyo	5	178.61
Paris	7	127.48
New Delhi	8	126.73
Hong Kong	10	106.31
Singapore	11	102.37
New York (Midtown)	12	100.79
Dubai	13	98.32
Seoul	23	77.58

City	Ranking (Nov 07)	Cost
Abu Dhabi	29	68.09
Shanghai (Pudong)	42	58.55
Sydney	48	52.33
Shanghai (Puxi)	49	52.30
Amsterdam	50	52.15

** Fall outside Top 50*

Source: CBRE Global Market Rents & CapitaLand Research

- Singapore office occupation costs is 11th globally in Nov 07 (vs. 24th in May 07) and over 3x cheaper than London

Commercial - Singapore

Healthy Office Absorption Expected

- CBRE projected annual take-up for 2007-2012 is 1.6 mil sq ft
- Occupancy rates expected to remain between 91% to 95%
- Some future supplies have already been pre-committed, e.g. 1.6 mil sq ft in 2010 (MBFC)



Singapore Private Office Space (Central Area) – Demand & Supply
Office Space (mil sq ft)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average annual demand during previous growth phase ('93-'97): ~ 2mil sq ft
Period of undersupply
New growth phase (super hub)
1.0
1.4
2.7
3.8
Supply Forecast & Projected Take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (Jan 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaLand

Commercial - Singapore

Positive Rental Reversion

Lease expiry profile to capture rising market rental value



CCL Office Expiry Profile
(with CCT & Raffles City Tower)
17.2%
2010

CapitaLand Presentation *May 2008*

Commercial

Portfolio Reconstitution
- achieved benchmark sales prices

Assets	Price	Profit After Tax & Minority Interest Gain on Divestment
Divestments:		
AIG Tower (HK)	S$3,767 psf	S$248 mil
Hitachi Tower	S$2,900 psf	S$111 mil
Chevron House	S$2,780 psf	S$150 mil
8 Shenton (Temasek Tower)	S$1,550 psf	S$436 mil
Acquisition:		
1 George Street	S$2,700 psf	NM


8 Shenton Way, Singapore


1 George Street, Singapore


Chevron House, Singapore


AIG Tower, Hong Kong

CapitaLand

Commercial

Redeployment: Developments

- **Wilkie Edge Development**
  - Sold to CCT
    - Price: S$262.0m or S$1,177 psf NLA
  - Mixed Development:
    - Office : 9,588 sq m
    - Retail : 3,396 sq m
    - Serviced apartments : 154 units*
- **Market Street Car Park****
  - Granted Outline Planning Permission ("OPP") for redevelopment into Grade A office tower
    - Estimated GFA 850,000 sq ft


Wilkie Edge, Singapore


Market Street Car Park, Singapore

** Sold to The Ascott Group*
*** owned by CCT*

Commercial

Redeployment: Overseas

- **Raffles City Hangzhou site for RMB1.0b**
  - Grade-A office tower, retail mall, five-star hotel and residential units
    - Land cost RMB3,601 (S$715) psm ppr
    - GFA of 283,568 sqm
- **Shanghai site (Zhabei District) for RMB598.1m**
  - Offices and high-end hotel or serviced residences
    - Land cost RMB8,414 (S$1,671) psm ppr
    - GFA of 71,085 sqm
- **Prime site in Shinjuku, Tokyo**
  - Invested JPY32b (20% stake) in a commercial cum residential site with Mitsubishi Estate Co., Ltd and Heiwa Real Estate Co., Ltd
- **Red Diamond Plaza (IBM Centre, Beijing)**
  - acquired for RMB175m


Hangzhou Site
- Prime Location
Shanghai-
Hangzhou
Maglev Station
Airport
Qianjiang New Town
(Hangzhou new CBD)
SITE

Commercial – India Expansion

- **Acquired prime 30-acre site to build IT Park & Office Development**
  - Location: Trans Thana Creek Industrial area, Navi Mumbai
  - Site area: ~121,450 sqm
  - Purchase price: INR2.3b (S$79m)
  - Development will comprise 2.5m sqft of built-up space (~1.25m sqft will be dedicated for IT companies).
  - Construction to commence in 1Q2009 and complete in phases over 5 years



Subject Property
AIROLI
MUMBAI AIRPORT
KOPAR KHAIRANE
VASHI
SANPADA
JUINAGAR
KHARGHAR
TALOJA
NERUL
SEAWOODS
SAGAR SANGAM
CBD
KALAMBOLI

CapitaLand

Raffles City Brand



Raffles City

Raffles City Brand by CapitaLand

- **4 more RAFFLES CITY under development to add to existing ones in Singapore and Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City HANGZHOU
  - Raffles City BAHRAIN


Raffles City Beijing


Raffles City Chengdu


Raffles City Shanghai

ILEC



CapitaLand

ILEC

- **Complementary skill sets**
  - Focus on integrating leisure, entertainment and conventions components with other real estate sectors

- **Exploring opportunities in Asia, the GCC region & Russia**
  - Capitalise on rapid economic growth in these regions
  - Leverage on existing integrated developments in Bahrain, Abu Dhabi and Macau to strengthen track record



Raffles City Bahrain



Integrated Development in Abu Dhabi

ILEC – Capitala (Abu Dhabi)

- **JV (49/51) with Mubadala Development Company**
  - "Arzanah", maiden, flagship integrated mixed-use project unveiled
  - 1.4 m sqm site surrounding Zayed Stadium
  - Estimated 9,000 residential homes
  - Total project cost ~US$4 billion – US$5 billion
  - Phase 1A cost ~S$480 million





ILEC's Priority Markets & Focus


Dubai
Oil- / Gas-Rich Countries:
GCC and Russia
•High GDP per capita
•High propensity to spend
Asia: China / India / Vietnam
•Explore multi-sector footprint
•Key gateway cities
•Major tourist destinations
Gaming Jurisdictions:
•Opportunistic e.g. Macau SAR

CapitaLand Presentation *May 2008*

CapitaLand

Serviced Residences



CapitaLand

Ascott

Successful Privatization of Ascott

- **Completed compulsory acquisition on 28 April 2008**
- **Delisted from SGX on 29 April 2008**
- **Rationale for Privatisation**
  - Strengthen Ascott's leadership position in the market
  - Replicate CapitaLand's successful business model
  - Maximise CapitaLand's competitive advantage
  - Increase cost savings



Financial Services



CapitaLand

Financial Services

Has REITs Over Corrected?

Yield Spread between REITs and Government Bond (April 2008)



4%
3%
2%
1%
0%
3.44%
1.37%
2.90%
3.06%
1.83%
Singapore
Australia
Hong Kong
Japan
U.S.

Source: JP Morgan & CapitaLand Research

- REITs dividends – rentals, are generally linked to inflation
  Higher inflation → higher rentals
  REITs therefore could hedge inflation.

Financial Services

AUM up S$1.4b to S$19.1b since Dec 07
On Track to achieve AUM of S$25b in 3-5 yrs



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
19.1
2003
2004
2005
2006
2007
1Q 2008
Private Funds
REITS

- AUM includes ART & Ascott China Fund, which are managed by CapitaLand's subsidiary, The Ascott Group and its subsidiaries.

Financial Services

5 REITS & 14 Private Equity Funds



GCC (1)
• Raffles City Bahrain Fund
Asia (3)
•ART
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Singapore (2)
• CMT
• CCT
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
China (7)
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand

Industrial & Logistics



CapitaLand

Industrial & Logistics

JV Partnership:
CapitaLand 51% & Australand 49%

- Create an immediate development platform for expansion in Asia
- Targeting high growth markets: China, India, Vietnam, Thailand and Malaysia


CapitaLand
AUSTRALAND
JV: Pan Asian Development Platform in Industrial & Logistics Sectors
Design
Development
Construction
Tenant Marketing
Leasing
Property Management Services
Value Chain

CapitaLand

Industrial & Logistics

Pan-Asian Development Platform in Industrial and Logistics Sectors

- **Partner with Australand to capitalise on the industrial and logistics real estate 'white space' in Asia**

CapitaLand

- Competencies along the entire real estate value chain, strong property development capabilities
- Strong presence across Asia Pacific
- Extensive network of customers, tenants & partners
- Fund structure to hold industrial & logistics assets

AUSTRALAND

- One of the largest developer of warehouse and logistics space in Australia
- Track record and in-depth expertise in designing, developing and managing industrial and logistics properties
- Extensive tenant base from national and international corporations such as LG Electronics, DHL, Electrolux, Makita, BMW, Toyota and Coles.

Industrial & Logistics

Asia Logistics Market Outlook

Asia-Pacific Logistics Market Value



$ billion
% Growth
$ billion
% Growth
300
250
200
150
100
50
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2005
2006
2007
2008
2009
2010

Source: Datamonitor

- **Asia-Pacific is world's largest logistics market**
  - World's manufacturing hub
  - Growing consumer markets
  - Will account for 38% of global market revenues in 2010
- **State of logistics market in Asia**
  - Fragmented with no clear market leader
  - Relative shortage of good quality facilities

Growth Strategy



CapitaLand

Growth Strategy

- **Residential**
  - Expand overseas operations (eg. China & Vietnam)
  - Roll out of pre-committed projects in Singapore
- **Commercial**
  - Reconstitute Portfolio
- **Retail**
  - Rollout the pipeline in China & grow CRCT's portfolio
- **ILEC**
  - Continue to seek out potential projects
- **Serviced Residences**
  - Synergize operations with the Group and expand footprint
- **Financial Services**
  - Create more private equity funds and REITs
- **Industrial & Logistics opportunities**
  - Seek out opportunities in China

Capital Allocation Trend by Geography


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Europe
Australia & New Zealand
Singapore
Other Asia*
China
6% 7% 7% 12% 7% 6% 5% 4%
9% 11% 16% 19% 21% 21% 19% 19%
6% 7% 7% 9% 18% 23% 25% 25%
2001
2002
2003
2004
2005
2006
2007
1Q2008

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Corporate Initiatives



CapitaLand

Green Initiatives 2007

Green Awards

Awarded a total of 17 Green Awards in 2007

Environmental Management System

Achieved ISO 14000 certification for CapitaLand Group in Singapore and CapitaLand China

Green Building Guidelines (GBG)

Formulated and Implemented the GBG across business units in Singapore

Environmental Tracking System (ETS)

Formulated an ETS enabling online tracking of Green Building Indicators of CapitaLand's properties from 2008


CapitaLand
Environmental Tracking System
Our buildings can be in any design so long as they are green

Green Awareness for Staff

Specialised training sessions conducted for relevant staff on designing and operating green buildings

Corporate Philanthropy
- Helping needy children in schools

CapitaLand FOUNDATION

- Donated >S$1.6m to over 30 children's charities in S'pore and overseas
- Launched CapitaLand Kids Programme to provide direct financial support to 700 needy children in Singapore, Thailand and Vietnam
- Volunteer Expeditions to Yunnan and Vietnam

- **China**. Two more Hope Schools in Sichuan. Launch of "Building for Tomorrow" book on voluntary experience at CapitaLand Huangmaoling Hope School, Yunnan .
- **Thailand**. Three school farms in Nang Rong to provide food for poor students; two school dormitories in Wieng Kaen
- **Vietnam**. School facilities in Rach Gia and Danang









Thank You



CapitaLand

CapitaLand

For Immediate Release

14 May 2008

NEWS RELEASE

CapitaLand donates S$1 million for Sichuan disaster relief

Money will be channelled through CapitaLand China Holdings to help children affected by the Sichuan earthquake

Singapore, 14 May 2008 – CapitaLand announced today that it would donate S$1 million (about RMB5 million) through CapitaLand Hope Foundation, its philanthropic arm, to help children affected by the earthquake in Sichuan Province, southwest China.

CapitaLand China Holdings will direct the money to two organisations in China: RMB3 million will be donated to the China Youth Development Foundation for the rebuilding of schools; the remaining RMB2 million will be donated to China Charity Federation to help affected children, for example, those who have been made homeless or orphaned.

Mr Lim Chin Beng, Chairman of CapitaLand Hope Foundation, said: "The Foundation's mandate is to help children in three key areas: housing, education and medical needs. The Sichuan earthquake is definitely one situation where we can render help in all three areas immediately through such a donation. The amount donated is as significant as the message we hope to get across to all our staff, stakeholders and well-wishers: we should help in any way we can, as quickly as we can."

Besides the S$1 million donation by the CapitaLand Hope Foundation, CapitaLand has also started a donation drive among its Singapore and China employees, and the general public in China, to raise funds for the earthquake victims.

This includes placing 70 donation boxes across China at CapitaLand's offices and retail malls, as well as The Ascott Group's properties.

In addition, about ten employees from CapitaLand China's Chengdu office have also volunteered to help in frontline recovery work.

CEO of CapitaLand China, Mr Lim Ming Yan, said: "There is urgency for CapitaLand to contribute, in the aftermath of such devastation. The challenge for us is to give immediate help to the affected children, who are often one of the most affected groups in such situations. We hope to help them rebuild their lives, their homes, schools and hopefully, their families."

Mr Lim Ming Yan added: "This is truly a joint effort by our different stakeholders. Our employees, members of the public, and even our international customers and well-wishers – they have all rallied behind this cause."

About CapitaLand Hope Foundation

CapitaLand Hope Foundation was established to further CapitaLand's corporate social responsibility commitment to fulfill CapitaLand's credo of "Building People" - to build not only offices, homes and malls, but also a better future for underprivileged children. This is one of the first foundations created by a Singapore real estate company. CapitaLand allocates up to 0.5% of the Group's net profit to the Foundation every year. CapitaLand Hope Foundation's focus is to support programmes for the education, healthcare and shelter needs of underprivileged children.

About CapitaLand Group (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

About CapitaLand China

CapitaLand China is a wholly owned subsidiary of CapitaLand Limited. Since entering China in 1994, CapitaLand China has been a developer of premier residences and commercial properties with projects worth over RMB45 billion. Through a strong international management team and dedicated local professionals, the company has established its leadership through building and delivering homes and commercial properties that offer lasting value, with product leadership and continual innovation as its emphasis.

In the spirit of its credo "Building for People to Build People, Building People to Build for People", CapitaLand believes in contributing back to the society and communities in which it operates. Through CapitaLand's talent management program, the company is committed to attracting and developing quality human capital to deliver excellent products and services.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 14 May 2008

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Ng Wei Joo, Corporate Communications
Tel: +65 6823 3532
Email: ng.weijoo@capitaland.com

Cap/taLand

NEWS RELEASE

For immediate release
15 May 2008

CapitaLand launches "Building a Greener Future" programme

Programme taps on developer's extensive real estate footprint to spread the green message

Singapore, 15 May 2008 – CapitaLand Limited ("CapitaLand") today announced that it has officially launched its "Building a Greener Future" programme. Dr Yaacob Ibrahim, the Minister for the Environment and Water Resources, officiated at the launch. The programme aims to reinforce CapitaLand's commitment to Building People by encouraging the public to adopt a green lifestyle and leave a 'green legacy' for future generations.

The launch today marked the start of a series of green initiatives by CapitaLand. The first initiative is the CapitaLand Green-Shopping Bag. Although the idea of a re-usable shopping bag is not new, however, CapitaLand's shopping bag comes with a loyalty programme that rewards users and encourages green shopping habits. Some 100,000 shopping bags will be given away to CapitaLand mall tenants, who in turn will give them away to shoppers.

Starting tomorrow, there will also be 168 customised CapitaLand recycling bins for paper, metal and plastic materials, strategically placed inside CapitaLand malls, offices and Ascott serviced residences. This further encourages our shoppers, tenants and residents to recycle, by making it convenient for them to do so.

A colourful and cute mascot called CapitaFrog, has been specially designed and created to help etch the green message in the minds of the general public.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "CapitaLand is happy to use its extensive real estate footprint to help spread the green message to as many individuals as possible. Today's event highlights but two of many other initiatives that we will launch over the next few months. While each initiative may appear modest in itself, we hope we can create a combined ripple effect that results in a greater green awareness."

Mr Liew added: "Initiatives like giving out green shopping bags and placing recycling bins emphasise individual effort, as each of us plays a small but important role in environmental protection. We would like to harness as much individual effort as possible to encourage the greater adoption of a green lifestyle among the larger public. In this way, we can leave an even 'greener' legacy for our children and generations beyond."

About "Building a Greener Future" Programme

Whilst re-usable shopping bags are not new, however, each CapitaLand shopping bag comes with a loyalty card. Each time a shopper uses the bag, he will be given a stamp and once he has obtained three stamps, he will get a limited edition "Building a Greener Future" umbrella. This is the first time that such a programme has been launched at such a comprehensive level, as most CapitaLand malls throughout all of Singapore will be participating. These bags will be given to shoppers on 16 May through our tenants at the following CapitaLand malls:

1. Bugis Junction
2. Bukit Panjang Plaza
3. Funan Digitalife Mall
4. IMM
5. Junction 8
6. Jurong Entertainment Centre
7. Lot One
8. Plaza Singapura
9. Raffles City Shopping Centre
10. Rivervale Mall
11. Tampines Mall

Another initiative is the CapitaLand recycling bins. Currently there are already recycling bins at selected CapitaLand malls provided by waste management companies; however, these are usually placed outside the malls due to the size.

CapitaLand's bins are customised for paper, metal and plastic, and can be strategically located within all its mall premises. In addition, such bins will also be placed at public areas of all our serviced residence premises and office buildings in Singapore. CapitaLand will bear the additional cost of waste management arising from the use of these bins. In all, there will be 168 bins in over 20 of our malls, offices and Ascott serviced residences in Singapore. CapitaLand will announce more initiatives under the "Building a Greener Future" programme in the months to come.

About CapitaLand's Green Committee

Besides outreach programmes like "Building a Greener Future", CapitaLand is also committed to running an environmentally-sustainable business. It set up a Green Committee two years ago to spearhead Green Initiatives across the Group, not only in Singapore but overseas as well. CapitaLand achieved the ISO 14000 certification for its environmental management systems for the entire Group in Singapore as well as CapitaLand China earlier this year, and is looking to extend the ISO 14000 certification to other overseas operations.

About CapitaLand

CapitaLand is the largest listed real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries. The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 15 May 2008

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Ng Wei Joo, Corporate Communications
Tel: +65 6823 3532
Email: ng.weijoo@capitaland.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-May-2008 18:21:29
Announcement No.	00163

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Payment of management fee by way of issue of units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.PymtMgtFee.15May08.pdf Total size = **72K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and the manager of CRCT, the "**Manager**"), wishes to announce that 440,152 units in CRCT ("**Units**") have been issued to the Manager today as payment of the performance component[1] of the Management Fee (as defined in the Trust Deed) for the period from 1 January 2008 to 31 March 2008 (both dates inclusive).

The 440,152 Units have been issued at an issue price of S$1.3016 per Unit. The issue price per Unit for the 440,152 Units is the volume weighted average price for a Unit for all trades on Singapore Exchange Securities Trading Limited ("**SGX-ST**") in the ordinary course of trading for the period of ten business days preceding 31 March 2008.

The 358,207 Units have been issued to the Manager as payment of the performance component of the Management Fee in relation to Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Xinwu Mall, Saihan Mall and Zhengzhou Mall for the period from 1 January 2008 to 31 March 2008.

The 81,945 Units have been issued to the Manager as payment of the performance component of the Management Fee in relation to Xizhimen Mall, which was acquired on 5 February 2008.

This manner of payment of the Management Fee in Units was disclosed in the CRCT initial public offering prospectus dated 29 November 2006.

With the above-mentioned issue of Units, the Manager holds an aggregate of 3,651,360 Units and the total number of Units in issue is 617,517,873.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

1 Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account from the Deposited Property (as defined in the Trust Deed), in relation to any Financial Year (as defined in the Trust Deed), the Performance Fee (as defined in the Trust Deed), being a fee equal to a rate of 4.0% per annum (or such lower percentage as may be determined by the Manager in its absolute discretion) of the Net Property Income (as defined in the Trust Deed) of CRCT for each Financial Year (calculated before accounting for the Performance Fee in that Financial Year).

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
15 May 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CORPORATE RESTRUCTURING OF JOY ASCEND HOLDINGS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand LF (Cayman) Holdings Co., Ltd ("CapitaLand LF Cayman") has entered into a Share Swap Agreement (the "Agreement") pursuant to which CapitaLand LF Cayman has transferred its entire 36.14% stake of 5,283 fully paid ordinary shares of US$1 each in the share capital of Joy Ascend Holdings Limited ("Joy Ascend") to Central China Real Estate Limited ("Central China Real Estate"). In exchange, Central China Real Estate will issue and allot to CapitaLand LF Cayman 542,105,625 new ordinary shares of HK$0.1 each, credited as fully paid, representing 36.14% stake in the enlarged share capital of Central China Real Estate.

Pursuant to the Agreement, the other two remaining shareholders of Joy Ascend, both of which are parties unrelated to CapitaLand have also transferred their entire aggregate 63.86% stake of 9,335 fully paid ordinary shares of US$1 each in the share capital of Joy Ascend in exchange for the issuance and allotment of a total of 957,894,374 new ordinary shares of HK$0.1 each, credited as fully paid, representing 63.86% stake in the enlarged share capital of Central China Real Estate.

Joy Ascend is a company incorporated in The British Virgin Islands and has an existing share capital of 14,618 ordinary shares of US$1 each. Central China Real Estate is a company incorporated in the Cayman Islands and has an existing share capital of one ordinary share of HK$0.1. Subsequent to the aforesaid transactions, the enlarged share capital of Central China Real Estate will comprise 1.5 billion ordinary shares of HK$0.1 each.

Following the completion of the aforesaid transactions, Joy Ascend is a wholly-owned subsidiary of Central China Real Estate which has become an indirect associated company of CapitaLand. This corporate restructuring does not result in any change to CapitaLand's 36.14% effective interest in Joy Ascend.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
15 May 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-May-2008 21:09:16
Announcement No.	00184

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Additional issue of S$90.0 Million Convertible Bonds Due 2013"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTAnnc.AddCB.16May08.pdf Total size = **23K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

ADDITIONAL ISSUE OF S$90.0 MILLION CONVERTIBLE BONDS DUE 2013

CapitaCommercial Trust Management Limited, as manager (the "**Manager**") of CapitaCommercial Trust ("**CCT**"), refers to its announcements dated 1 April 2008, 2 April 2008 and 6 May 2008 in connection with the issue (the "**Issue**") by CCT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CCT (the "**CCT Trustee**"), of S$280.0 million convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CCT ("**Conversion Units**") and the grant of an option to subscribe for up to an additional S$90.0 million of Convertible Bonds.

The Manager is pleased to announce that due to favourable demand for the Convertible Bonds, Standard Chartered Bank, as the lead manager of the Issue has, in consultation with the Manager, exercised the option to fully subscribe for an additional S$90.0 million of Convertible Bonds (the "**Additional Issue**").

This will bring the total proceeds raised from the Convertible Bonds to S$370.0 million. The Convertible Bonds issued pursuant to the Additional Issue will have the same terms and conditions as, and shall be consolidated and form a single series with, the Convertible Bonds issued pursuant to the Issue. The conversion price for the Additional Issue (subject to adjustment in the manner provided in the terms and conditions of the Convertible Bonds) will initially be S$2.6762 per unit of CCT ("**Unit**").

The closing date for the Additional Issue is expected to be on or about 22 May 2008.

The approval-in-principle for the listing and quotation of (i) the Convertible Bonds and (ii) the Conversion Units, was granted on 25 April 2008. The SGX-ST's approval-in-principle for the listing and quotation of the Convertible Bonds and the Conversion Units is not to be taken as an indication of the merits of the Convertible Bonds, the Conversion Units, CCT, the CCT Trustee, the Manager or their subsidiaries.

CCT currently intends to apply the net proceeds of the Additional Issue, estimated to be approximately S$88.6 million, to (i) partially fund the proposed acquisition of 1 George Street (the "**Proposed Acquisition**") if the approval of the unitholders of CCT ("**Unitholders**") is obtained for the Proposed Acquisition at an extraordinary general meeting of the Unitholders to be held no later than 30 June 2008, or (ii) if the proceeds are not utilised for the Proposed Acquisition, to refinance its short term borrowings, finance its existing acquisitions, investments and asset enhancement works, and/or for general

working capital purposes. If the Proposed Acquisition does not proceed, the Manager will at the relevant time make another announcement providing further details regarding the use of the proceeds from the Additional Issue.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
16 May 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Conversion Units have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Conversion Units in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-May-2008 14:36:00
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(1) Acquisition of The Atrium@Orchard; (2) Proposed issue of Convertible Bonds; and (2) CMT signs agreement to acquire The Atrium@Orchard for S$839.8 million"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters, as attached for information.
Attachments:	CMT.NewsRelease.22May08.pdf CMT.IssueofCB.22May08.pdf CMT.Acquisition.AtriumOrchard.22May08.pdf Total size = **171K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

ACQUISITION OF THE ATRIUM@ORCHARD

1. INTRODUCTION

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, has entered into a sale and purchase agreement (the "**Sale and Purchase Agreement**") with the Government of the Republic of Singapore (the "**Vendor**") acting through its agent, the Singapore Land Authority, for the acquisition (the "**Acquisition**") of the property known as "The Atrium@Orchard" (the "**Property**") which is located at Nos. 60A & 60B Orchard Road, Singapore 238890 and 238891 respectively.

The Manager is making this announcement because the Acquisition would constitute a discloseable transaction under Chapter 10 of the Listing Manual of Singapore Exchange Securities Trading Limited (the "**SGX-ST**").

2. INFORMATION ON THE PROPERTY

The Property comprises two Grade A Office towers of seven and 10 storeys with a net lettable area of 373,446 square feet and has 106 car park lots. The Property has a committed occupancy rate of 98.0% as at 22 May 2008 and is sited above and fully integrated with the Dhoby Ghaut mass rapid transit ("**MRT**") interchange station. It is located next to Plaza Singapura, which is one of CMT's existing properties. The Property's major tenants include Barclays Capital and Temasek Holdings.

The Manager has commissioned Knight Frank Pte Ltd, an independent valuer (the "**Independent Valuer**"), to value the Property. The Independent Valuer has on 1 May 2008 valued the Property at S$850.0 million by using the capitalisation of income approach and discounted cash flow analysis method.

3. PRINCIPAL TERMS OF THE SALE AND PURCHASE AGREEMENT

The purchase consideration of the Property is S$839.8 million ("**Purchase Consideration**").

CMT had paid to the Vendor an amount equivalent to 10.0% of the Purchase Consideration as deposit and shall pay the balance of the Purchase Consideration on the completion of the Acquisition which is expected to take place within 12 weeks from the date of the Sale and Purchase Agreement (the "Completion Date").

On completion of the Acquisition, CMT shall be entitled to a lease of the Property for a leasehold term of 99 years commencing from and including the Completion Date.

4. ACQUISITION COSTS

The total acquisition cost ("**Acquisition Costs**") for the Acquisition is approximately S$850.0 million, which comprises:

(i) the Purchase Consideration of S$839.8 million; and

(ii) other fees and expenses (including acquisition fee and professional fee and expenses) of approximately S$10.2 million incurred by CMT or to be incurred by CMT in connection with the Acquisition.

5. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following key benefits to holders of units in CMT ("**Units**", and holders of Units, "**Unitholders**"):

5.1 Strategic Location

The Property is strategically located along the corridor of the Orchard Road shopping belt. It is sited above and fully integrated with the Dhoby Ghaut MRT interchange station, which is one of the two major MRT Interchange stations in Singapore which will serve three MRT lines by 2010.

5.2 Grade A Office with Potential Rent Growth

The Property is acquired at an initial yield of approximately 2.1%[1] with potential rent growth as the current committed average rent is S$5.87[2] per square foot per month, which is less than half of the rental of an office lease that was recently committed at $13.00 per square foot per month. The Manager therefore believes that there is a potential significant upside in rental growth when the majority of the current leases are due for renewal in 2009 and 2010.

5.3 Opportunities to Enhance the Property and Integrate with Plaza Singapura

The Manager believes that the Property offers strong value creation opportunities through utilising the unproductive space and converting and decanting the lower yielding areas into higher yielding areas of retail usage. Given its strategic location next to Plaza Singapura, the Manager also believes that there are potential synergistic values to be created through integration of the Property with Plaza Singapura.

5.4 The Acquisition Fits the Manager's Investment Strategy

The Acquisition is in line with the Manager's principal investment strategy to invest in quality income-producing assets which will provide overall yield accretion and value

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[1] Based on the revenue derived from tenancy schedule as at 30 April 2008 and the Manager's estimate of the operating expenses divided by the Purchase Consideration of S$839.8 million

[2] As at 30 April 2008

creation opportunities so as to deliver stable distributions and sustainable total returns to the Unitholders.

The Acquisition is also in line with the Manager's vision to grow CMT's asset size in Singapore to the higher revised size of S$9.0 billion by 2010 through acquisitions which will provide overall yield accretion. With the inclusion of the Property, CMT's total deposited property will increase from S$6.0 billion as at 31 March 2008 to approximately S$6.9 billion. This will also further strengthen CMT's position as the largest real estate investment trust by asset size in Singapore.

5.5 Strengthen Retail Foothold in the Downtown Core of Singapore

The Manager believes that the Acquisition would further strengthen CMT's retail foothold in the downtown core of Singapore with the completion of the proposed asset enhancement plans for the Property. CMT currently owns four prime retail assets in the downtown core, namely Plaza Singapura, Bugis Junction, Raffles City (through its 40.0% interest in RCS Trust) and Funan DigitaLife Mall. With the Acquisition, CMT's presence in the downtown core's retail market will be further reinforced, enabling it to capture a larger pool of shoppers in the city area.

5.6 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CMT's income stream on any single property from 16.1%[3] to 15.3%[4].

6. METHOD OF FINANCING

The Manager intends to (i) part finance the Acquisition via the issuance of convertible bonds (the "**Convertible Bonds**") which will be secured following completion of the Acquisition and (ii) to finance the remaining Acquisition Cost with a portion of the proceeds from the issuance of Notes in the last two months (the "**MTN Proceeds**") pursuant to the S$1.0 billion Medium Term Notes programme (the "**MTN Programme**") established by CMT through its subsidiary CMT MTN Pte. Ltd. (the "**MTN Issuer**").

The details of the Convertible Bonds and the MTN Programme are as follows:

- ***Convertible Bonds***: The Manager has today appointed Goldman Sachs (Singapore) Pte. as the Sole Lead Manager and Underwriter for the proposed issuance of the Convertible Bonds with an aggregate principal amount of S$650.0 million. Details on the proposed Convertible Bonds can be found in a separate announcement titled "Proposed Issue of Convertible Bonds" dated today.

[3] Based on annualised Net Property Income of all the existing CMT Properties for the period 1 January 2008 to 31 March 2008

[4] The Property's Net Property Income is based on the revenue derived from tenancy schedule as at 30 April 2008 and the Manager's estimate of the operating expenses

- ***MTN Programme***: The Manager has previously announced that the MTN Issuer has issued an aggregate amount of S$395.0 million under the MTN Programme in the last two months.

7. FINANCIAL EFFECTS

7.1 Assumptions

The pro forma financial effects of the Acquisition presented below are strictly for illustration purposes and do not reflect the actual financial position of CMT and its subsidiaries ("**CMT Group**") after completion of the Acquisition. They have been prepared based on the audited financial statements of CMT Group for the financial year ended 31 December 2007 ("**FY2007**"), taking into account the current estimated costs of the Acquisition (see paragraph 4 above for details on "Acquisition Costs") as well as the assumption that the Acquisition is partly financed through the issuance of the Convertible Bonds and the remaining Acquisition Costs are financed with the MTN Proceeds.

The pro forma financial effects of the Acquisition on the net profits and distribution per Unit of CMT are based on the assumptions that CMT had completed the Acquisition on 1 January 2007 and held the Property through to 31 December 2007. The pro forma effects of the Acquisition on the net asset value are based on the assumptions that CMT had completed the Acquisition on 31 December 2007.

7.2 Pro forma Net Profits

The net profit[5] attributable to the Acquisition in relation to FY2007 is approximately S$17.5 million.

7.3 Pro forma Net Asset Value ("NAV")

As the Manager intends to finance the Acquisition wholly with the Convertible Bonds and the MTN Proceeds (see paragraph 6 above for details on "Method of Financing"), the impact on the NAV is illustrated in the following scenarios:

7.3.1 Scenario A – Assuming all the Convertible Bonds are converted to Units upon Maturity of the Bonds *(For Illustrative purposes only)*

The Acquisition would have no effect on the NAV per Unit.

As at 31 December 2007	CMT Group	CMT Group and the Property
NAV (S$000)	3,682.8 [(1)]	3,682.8
Issued Units ('000)	1,662,975 [(2)]	1,662,975
NAV (S$) per Unit	2.21	2.21

[5] The Property's estimated net profits is based on the revenue derived from tenancy schedule as at 30 April 2008 and the Manager's estimate of the operating expenses

Notes:

(1) Based on the audited financial statements of CMT Group for the financial year ended 31 December 2007 ("CMT Audited Financial Statements") and adjusted for the distribution in February 2008 of CMT's distributable income for the period from 7 November 2007 to 31 December 2007

(2) Number of Units issued and issuable as at 31 December 2007

7.3.2 Scenario B – Assuming all Convertible Bonds are converted to Units on 31 December 2007 *(For Illustrative purposes only)*

The Acquisition would increase the NAV per Unit by S$0.17 or 7.7%.

As at 31 December 2007	CMT Group	CMT Group and the Property
NAV (S$000)	3,682.8 [1]	4,320.0 [2] [3]
Issued Units ('000)	1,662,975 [4]	1,812,058 [3]
NAV (S$) per Unit	2.21	2.38

Notes:

(1) Based on the CMT Audited Financial Statements and adjusted for the distribution in February 2008 of CMT's distributable income for the period from 7 November 2007 to 31 December 2007

(2) Includes the estimated Convertible Bonds issuance expenses of S$12.7 million and the reduction in borrowings when the S$650.0 million Convertible Bonds are fully converted

(3) All the S$650.0 million Convertible Bonds are fully converted at par to 149.1 million Units at a conversion price of S$4.36 per Unit on 31 December 2007. Conversion price is assumed at a reference price of S$3.63 per Unit (per closing price as at 21 May 2008) with a conversion premium of 20%

(4) Number of Units issued and issuable as at 31 December 2007

7.4 Pro forma Distribution Per Unit

Assuming that the Acquisition had been completed on 1 January 2007, the impact on the distribution per Unit is illustrated as follows:

7.4.1 Scenario A – Assuming all the Convertible Bonds are converted to Units upon Maturity of the Bonds *(For Illustrative purposes only)*

The distribution per Unit would increase by 0.21 Singapore cents or 1.7% for the financial period 1 January 2007 to 31 December 2007.

For the financial period 1 January 2007 – 31 December 2007	CMT Group	CMT Group and the Property
Net income before share of profit of associate (S$'000)	187,899	172,868 [1]
Distributable income (S$'000)	211,190	214,781 [2]
Issued Units ('000)	1,662,393	1,663,190 [3]
DPU (cents)	12.70 [4]	12.91

Notes:

(1) Taking into account the proposed Convertible Bonds' effective yield to maturity interest rate of 3.0% which includes a non-cash interest amount of 2.0%.

(2) Adding back the Convertible Bonds' non-cash interest amount of 2.0% as the coupon interest rate is 1.0% and other non-tax deductible items

(3) Including the Manager's estimate of 797,623 Units being issued in payment of the Manager's management fee in respect of the Property for the period 1 January 2007 to 31 December 2007 at a price of S$3.63 per Unit (per closing price as at 21 May 2008)

(4) Based on distributable income divided by issued units as at 31 December 2007

7.4.2 Scenario B – Assuming all Convertible Bonds are converted to Units on 1 January 2007 *(For Illustrative purposes only)*

The distribution per Unit would decrease by 0.49 Singapore cents or 3.9% for the financial period 1 January 2007 to 31 December 2007.

For the financial period 1 January 2007 – 31 December 2007	CMT Group	CMT Group and the Property
Net income before share of profit of associate (S$'000)	187,899	182,172
Distributable income (S$'000)	211,190	221,281 (1)
Issued Units ('000)	1,662,393	1,812,273 (2)
DPU (cents)	12.70 (3)	12.21

Notes:

(1) Adding back the estimated Convertible Bonds issuance expenses of S$12.7 million and other non-tax deductible items

(2) Including the Manager's estimate of 797,623 Units being issued in payment of the Manager's management fee in respect of the Property for the period 1 January 2007 to 31 December 2007 at a price of S$3.63 per Unit (per closing price as at 21 May 2008) and all the S$650.0 million Convertible Bonds are fully converted at par to 149.1 million Units at a conversion price of S$4.36 per Unit on 1 January 2007. Conversion price is assumed at a reference price of S$3.63 per Unit (per closing price as at 21 May 2008) with a conversion premium of 20%

(3) Based on distributable income divided by issued units as at 31 December 2007

8. INTERESTS OF DIRECTORS AND CONTROLLING UNITHOLDER

None of the directors of the Manager or controlling Unitholders have an interest, direct or indirect, in the Acquisition.

9. OTHER INFORMATION

9.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition or any other transaction contemplated in relation to the Acquisition.

9.2 Disclosure under Rule 1010(13) of the Listing Manual

9.2.1 Chapter 10 of the Listing Manual classifies transactions by CMT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with CMT's net profits;

(ii) the aggregate value of the consideration given, compared with CMT's market capitalisation; and

(iii) the number of Units issued by CMT as consideration for the Acquisition, compared with the number of Units previously in issue.

9.2.2 Based on the Manager's estimated net profit[6] for the Property and CMT's unaudited financial statements as at 31 March 2008[7], the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(i) is approximately 5.2%.

9.2.3 Based on the Purchase Consideration of S$839.8 million and CMT's market capitalisation as at 21 May 2008[8], the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(ii) is 13.9%. As the relative figure of 13.9% exceeds 5.0%, under Rule 1010(13) of the Listing Manual, the Acquisition falls within the classification of discloseable transaction.

9.2.4 The relative figure of the number of Units issued by CMT as consideration for an acquisition compared with the number of Units previously in issue does not apply to the Acquisition.

9.3 Documents for Inspection

A copy of the valuation certificate and the Sale and Purchase Agreement is available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
22 May 2008

Important Notice

This Announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

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[6] The Property's estimated net profits is based on the revenue derived from tenancy schedule as at 30 April 2008 and the Manager's estimate of the operating expenses

[7] Annualised basis

[8] Based on closing price of S$3.63 per Unit and issued units of 1,664,299,111

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ISSUE OF CONVERTIBLE BONDS

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), is pleased to announce that CMT, acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT (the "**Trustee**"), intends to issue secured bonds convertible into new units in CMT ("**Units**") of five-year maturity with an aggregate principal amount of S$650 million (the "**Convertible Bonds**") to institutional investors and accredited investors.

CMT intends to use the proceeds of the issue of the Convertible Bonds (the "**Issue**") to finance the acquisition of the property known as "The Atrium@Orchard" located at Nos. 60A & 60B Orchard Road, Singapore 238890 and 238891 respectively (the "**Property**"). The Convertible Bonds will be secured, following completion of the acquisition of the Property, by a first-ranking mortgage over the Property. The Convertible Bonds will have a cash settlement feature in that the Trustee will have the option to pay cash in lieu of issuing new Units on conversion of the Convertible Bonds. Goldman Sachs (Singapore) Pte. has been appointed as the Sole Lead Manager of the Issue.

Pursuant to Rule 887(1)(a) of the Listing Manual of Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), any issue of new units by a real estate investment trust may be made without the specific approval of unitholders in a general meeting if the issue (together with any other issue of units in the same financial year) would not exceed 10% of the number of units in issue as at the end of the last financial year (the "**Listing Manual Mandate**"). A total of 1,906,425 Units have been issued during the period between 1 January 2008 and the date of this announcement to the Manager in payment of its management fees in respect of CMT. The maximum number of new Units to be issued upon conversion of all of the Convertible Bonds (after taking into account any adjustments pursuant to the terms thereof) and aggregated with any other Units issued or expected to be issued during CMT's financial year ending 31 December 2008 (including the 1,906,425 Units which have already been issued) shall not exceed the Listing Manual Mandate.

The terms and conditions of the Convertible Bonds are to be agreed between the Trustee, the Manager and Goldman Sachs (Singapore) Pte. following an accelerated book building process and the determination of the issue price of the Convertible Bonds. Such determination is expected to take place before 11.59 p.m. (Singapore time) on 22 May 2008. An announcement will be made by the Manager of the definitive terms of the Convertible Bonds and the issue price of the Convertible Bonds once these have been finalised. An application will be made for the listing of the Convertible Bonds and the new Units to be issued upon conversion of the Convertible Bonds on the SGX-ST. The Issue is conditional upon, *inter alia*, the approval in-principle of the SGX-ST for the listing of the Convertible Bonds and the new Units to be issued upon conversion of the Convertible Bonds.

The closing date for the Issue is expected to be on or about 2 July 2008.

None of the Directors and substantial shareholder of the Manager and the substantial unitholders of CMT has any interest, direct or indirect, in the Issue.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as manager of CapitaMall Trust)
Company Registration No. 200106159R

Kannan Malini
Company Secretary
Singapore
22 May 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of the Units and the Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or the Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

News Release

22 May 2008

For Immediate Release

CMT signs agreement to acquire The Atrium@Orchard for S$839.8 million

Successful placement of S$650.0 million convertible bonds to partially fund yield accretive acquisition

Acquisition grows asset size to S$6.9 billion and on track to achieve higher revised local asset size of S$9.0 billion by 2010

Singapore, 22 May 2008 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, has entered into a sale and purchase agreement with the Government of the Republic of Singapore acting through its agent, the Singapore Land Authority, in respect of the acquisition of The Atrium@Orchard ("Atrium") at a purchase price of S$839.8 million. Atrium, zoned as a commercial development, currently comprises two Grade A office towers of seven and ten storeys and some ground floor retail space. Located in the downtown core of Singapore, Atrium is sited along Singapore's main shopping street, Orchard Road, and enjoys direct connectivity to the Dhoby Ghaut Mass Rapid Transit ("MRT") interchange station. Dhoby Ghaut MRT station is a major transportation node in the city centre, as it is one of only two key interchange stations in the downtown core which currently serves two train lines and will serve an additional train line by 2010. Atrium is also situated adjacent to Plaza Singapura, one of CMT's existing properties. The yield accretive acquisition is expected to be completed by end-August 2008.

Valuation, Funding Plans and Gearing

The total acquisition cost, inclusive of the purchase price of S$839.8 and other fees and expenses, amounts to S$850.0 million. An independent valuation by Knight Frank Pte Ltd, commissioned by CMTML, has valued Atrium at S$850.0 million[1]. The total acquisition cost of S$850.0 million is funded via a combination of an issuance of secured Convertible Bonds ("CBs") and through tapping on CMT's S$1.0 billion Medium Notes ("MTN") programme. CMTML has

[1] As at 1 May 2008

appointed Goldman Sachs (Singapore) Pte. ("Goldman Sachs") as the Sole Lead Manager and Underwriter for the proposed issuance of CBs with an aggregate principal amount of no less than S$650.0 million. The CBs quantum of S$650.0 million is fully underwritten by Goldman Sachs. The remaining acquisition cost will be funded through utilising part of the aggregate proceeds of S$395.0 million which CMT has issued under its MTN programme in the last two months. Following the completion of the acquisition of Atrium and the issuance of the CBs, CMT's gearing will be at 45.0%.

Mr Liew Mun Leong, Deputy Chairman of CMTML, said, "The Atrium@Orchard is a prime asset strategically located in the downtown core along Singapore's most famous shopping street, Orchard Road. The proposed integration of The Atrium@Orchard and Plaza Singapura will create one of the largest integrated developments along Orchard Road, with approximately 170 metres of prime retail frontage and over 900,000 square feet of net lettable space. In addition to strengthening our retail presence in Singapore's downtown core, the acquisition of The Atrium@Orchard will grow CMT's asset size from S$6.0 billion [2] to approximately S$6.9 billion, further reinforcing CMT's lead as Singapore's largest real estate investment trust by asset size and market capitalisation. Given CMT's proven delivery capabilities and its potential for long term growth, we are confident that the S$650.0 million worth of Convertible Bonds will be well-received by local and international investors. We will continue to actively pursue yield accretive acquisition opportunities and have revised our local target asset size from S$8.0 billion to S$9.0 billion by 2010."

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "The yield accretive acquisition of The Atrium@Orchard provides significant synergistic value creation opportunities with the potential to amalgamate with Plaza Singapura. The opportunity to create more than 100,000 square feet of prime retail lettable area on Levels 1 and 2 of The Atrium@Orchard, by decanting[3] lower yielding spaces and integrating with Plaza Singapura, coupled with the potential to double the average office rental of the property by 2010, are expected to generate significant revenue growth for CMT. With the improved integrated asset plan and the enhanced direct connectivity from the Dhoby Ghaut MRT interchange station to Level 3 of Plaza Singapura, the values of both assets are expected to increase. There is also an excellent opportunity to capitalise on the long frontage along the prime Orchard Road strip to create highly visible duplex flagship stores. The extensive asset enhancement opportunity will extend CMT's growth profile, and by leveraging on our retail real estate asset management expertise, we are confident of delivering stable distribution and sustainable total returns to unitholders going forward."

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[2] As at 31 March 2008
[3] Subject to obtaining approvals of relevant authorities

Average Rental of The Atrium@Orchard

Atrium is currently under-rented, with an average committed property rental of S$5.87[4] per square foot ("sq ft") per month ("per mth"), resulting in an initial property yield of approximately 2.1%. Recently, an office lease at Atrium was renewed at S$13.00 per sq ft per mth. There is potential for the average office rental to double to S$10.00 to S$12.00 per sq ft per mth by 2010 to 2011, even after taking into account rental cap conditions in certain anchor tenants' leases. With the creation of more than 100,000 sq ft of new retail lettable area, further upside in rental revenue can be expected.

About the Convertible Bonds

CMTML appointed Goldman Sachs as the Sole Lead Manager and Underwriter for the issuance of CBs, with an aggregate principal amount of no less than S$650.0 million. The CBs quantum of S$650.0 million is fully underwritten by Goldman Sachs. The proposed terms of the CBs include a coupon rate of 1.0%, a yield to maturity range of 2.0% to 3.0% and a conversion premium range of 20.0% to 35.0%. For this acquisition, the CBs provide CMT with an attractive source of funding by closely matching the coupon rate with the expected rental revenue growth profile at Atrium in the next few years (The initial property yield of approximately 2.1% is higher than the coupon rate of 1.0%. In addition, the anticipated future property yield, following rental reversion and asset enhancement works in the next few years, is also expected to exceed the CB's yield to maturity range of 2.0% to 3.0%.) As a result, funding the acquisition of Atrium via CBs, even if we assume that the CBs are all fully converted, provides yield accretion on a stabilised basis.

About The Atrium@Orchard

Atrium is strategically located in the downtown core of Singapore along Orchard Road, Singapore's most famous shopping street. The prime integrated development comprises two office towers of seven and ten storeys and some ground floor retail space. Atrium is also sited above and enjoys direct connectivity to the Dhoby Ghaut MRT interchange station, which is one of only two interchange stations in the city that will serve three train lines by 2010. The 99 year leasehold property also has 106 car park lots spread across two basement levels. Atrium enjoys a committed occupancy rate of 98.0%[5] with reputable anchor tenants that include Barclays Capital and Temasek Holdings.

[4] As at 30 April 2008
[5] As at 22 May 2008

Summary of The Atrium@Orchard Details

Brief Description	Two Grade-A office towers of 7 and 10 storeys with ground floor retail space
Tenure	State lease of 99 years commencing from the date of scheduled completion
Site Area	9,575 sq m (103,065 sq ft)
Net Lettable Area[6] - Office - Retail (including ORA[7])	373,446 sq ft 357,354 sq ft 16,092 sq ft
Committed Occupancy Rate[5]	98.0%
Major Tenants	Barclays Capital and Temasek Holdings
Car Park Lots	106 over basements 1 and 2
Valuation by Knight Frank Pte Ltd[8]	S$850.0 million

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$6.0 billion and S$6.0 billion as at 21 May 2008 and 31 March 2008 respectively. CMT has been assigned an "A2" rating by Moody's Investors Service. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 31 March 2008, CMT Group's portfolio comprised a diverse list of over 2,100 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, Raffles City Singapore (40.0% interest), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, the largest real estate company in Southeast Asia by market capitalisation.

[6] As at 30 April 2008
[7] Outdoor Refreshment Area
[8] 1 May 2008

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

This document is not an offer of securities for sale in the United States or elsewhere. The CBs and the Units are not being registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration.

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
TONG Ka-Pin (Ms)
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com
Website : www.capitamall.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-May-2008 17:02:13
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Presentation Slides - Proposed acquisition of The Atrium@Orchard to be presented at the Media/Analyst Briefing on 22 May 2008 in Singapore"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.Slides.22May08.pdf Total size = **1142K** (2048K size limit recommended)

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CapitaMall Trust

Proposed Acquisition of The Atrium@Orchard

22 May 2008



Important Notice

THIS PRESENTATION IS AVAILABLE ONLY TO PERSONS WHO ARE NON-U.S. PERSONS, PERSONS WITH ADDRESSES OUTSIDE THE U.S. AND CANADA, AND TO EXISTING UNITHOLDERS IN JAPAN

The information contained in this presentation is for information purposes only and does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in CapitaMall Trust ("CMT", and units in CMT, "Units") and/or the Convertible Bonds of five year maturity with an aggregate principal amount of S$650.0 million (the "Convertible Bonds") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This presentation is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this presentation nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

The past performance of the Units and CapitaMall Trust Management Limited as manager of CMT (the "CMT Manager") is not indicative of the future performance of CMT and the CMT Manager. Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CMT.

The value of the Units and the Convertible Bonds and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CMT Manager. An investment in Units and the Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CMT Manager redeem or purchase their Units while the Units are listed. Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the CMT Manager's current view of future events.

This presentation has been prepared by the CMT Manager. The information in this presentation has not been independently verified. No representation, warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information and opinions in this presentation. None of the CMT Manager or any of its agents or advisers, or any of their respective affiliates, advisers or representatives, shall have any liability (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation.

Agenda

1. Overview of The Atrium@Orchard Acquisition
2. Rationale for the Acquisition
3. Further Potential Upside Opportunities
4. Proposed Financing Plans

CapitaMall Trust

CapitaMall Trust

Overview of The Atrium@Orchard Acquisition

The Atrium@Orchard (The Property)



- Strategically located along Orchard Road, Singapore's most famous shopping street
- Sited above and fully integrated with Dhoby Ghaut MRT interchange station which will serve 3 MRT lines by 2010
- Adjacent to Plaza Singapura, one of CMT's existing properties

Key Details	
Purchase Consideration	S$839.8 million S$2,249 per sq ft of Net Lettable Area (NLA)
Valuation[1]	S$850.0 million S$2,276 per sq ft NLA

Note:
1 Based on the valuation by Knight Frank Pte Ltd as at 1 May 2008

CapitaMall Trust

Property Details

Description	Two Grade-A office towers of seven and ten storeys with ground floor retail space
Site Area	9,575 sq m (103,065 sq ft)
Tenure	State lease of 99 years commencing from the date of scheduled completion
Total Net Lettable Area (NLA) [1] NLA – Office[1] NLA – Retail (including ORA[2])[1]	373,446 sq ft 357,354 sq ft 16,092 sq ft
Committed Occupancy Rate[3]	98.0%
Car Park Lots	106 over basements 1 and 2

Notes:
1 As at 30 April 2008
2 Outdoor Refreshment Area
3 As at 2 2May 2008

CapitaMall Trust

CapitaMall Trust

Rationale for the Acquisition

Rationale for The Acquisition

1. Reasonable Purchase Consideration
2. Strategic Location with Excellent Connectivity
3. Strengthens Retail Foothold in the Downtown Core of Singapore
4. Grade A Office with Potential For Rental Growth
5. Opportunities for Value Creation
6. Asset Size Growth
7. Income Diversification

CapitaMall Trust

Purchase Consideration Well Within Market Prices of Recent Office Transactions

		Price			
Building / Location	NLA (sq ft)	Million	per NLA	Date	Remaining Years of Tenure
The Atrium@Orchard	**373,446**	**$839.8**	**$2,249**	**May 08**	**99 years**
1 George Street	447,999	$1,165.0	$2,600	Mar 08	94 years
78 Shenton Way (Former Lippo Centre)	350,000	$214.9	$1,937	Dec 07	74 years
Prudential Tower (6 floors)	67,000	$141.0	$2,104	Oct 07	87 years
Dapenso Building (A 9-Storey Office Block)	59,321	$120.0	$2,020	Oct 07	73 years
Springleaf Tower 12 floors	106,519	$225.0	$2,088	Oct 07	87 years
Chevron House (Share Sale)	262,545	$730.0	$2,780	Aug 07	80 years

Sources:
- CB Richard Ellis Singapore Real Estate Research Report 4th Quarter 2007
- CapitaCommercial Trust Announcement dated 27 March 2008

CapitaMall Trust

Strategic Location With Excellent Connectivity



Plaza Singapura
Orchard Road
Penang Road
Istana Park
Dhoby Ghaut MRT

- The Atrium@Orchard is sited along Singapore's main shopping street, Orchard Road, and enjoys direct connectivity to Dhoby Ghaut MRT interchange station
- Dhoby Ghuat MRT interchange station is a major transportation node in the city centre, as it is one of only two key interchange stations in the downtown core which currently serves two train lines and will serve an additional train line by 2010

CapitaMall Trust

Strengthens Retail Foothold in the Downtown Core of Singapore



Orchard NS22
ION Orchard
Farrer Park NE8
Little India NE7
Somerset NS23
Plaza Singapura
Dhoby Ghaut NS24 NE6
The Property
Kallang EW10
Lavender EW11
Bugis EW12 DT6
Bugis Junction
Chinatown NE4 DT1
Funan DigitaLife Mall
Quay
Raffles City
DT2 Cross Street
NS25 EW13 City Hall
NS26 EW14 Raffles Place
Esplanade
EW15
North South Line NS
East West Line EW
North East Line NE
Downtown Line DD
Interchange Station
Existing CMT Property
The Property
Owned and managed by CapitaLand

- CMT currently owns four prime retail assets in the downtown core, namely Plaza Singapura, Bugis Junction, Raffles City (40% interest) and Funan DigitaLife Mall, the former three of which are strategically located with direct connectivity to MRT stations

CapitaMall Trust

Grade A Office with Potential For Rental Growth

The Property is acquired at an initial property yield of approximately 2.1%[1] with potential for rental growth

- The Property is currently under-rented at an committed average rent of S$5.87[2] per square feet per month (psfpm)
- A major lease of approximately 130,000 sq ft currently has a rental cap of 25% for one renewal term in 2009
- A recent office lease at the Property has been committed at S$13.00 psfpm
- The Manager therefore believes that there is significant rental growth potential for the next 3 years given the majority of the leases will be up for renewal in 2009 and 2010.

Notes:

1 Based on the revenue derived from tenancy schedule as at 30 April 2008 and the Manager's estimate of the operating expenses divided by the Purchase Consideration of S$839.8 million

2 As at 30 April 2008

CapitaMall Trust

Expiry Profile of The Grade A Office

Year of Expiry[1]	As a % of Total Committed NLA[1]
2008	7.9%
2009	37.4%
2010	51.1%
2011	3.6%

- Assuming that all the office leases are being renewed at S$10.00[2] psfpm today, the estimated Property yield today is approximately 4.5%

Note:
1 As at 30 April 2008
2 Assuming removal of the rental cap from the major lease with 25% rental cap and the lease is renewed at S$10.00 psfpm

CapitaMall Trust

Value Creation Opportunities

- The Manager proposes to expand the retail footprint of the Property by integrating with Plaza Singapura via the change of use of the Gross Floor Area (GFA)[1]
- Unproductive and lower yielding areas within the Property have been identified for potential conversion and decanting[1]

Impact on the Property's Retail GFA and NLA After the Proposed Asset Enhancement Works (AEI)

	Before AEI	After AEI	Variance
Retail GFA of L1 and L2	24,757 sq ft	164,000 sq ft	+ 139,243 sq ft
Retail NLA of L1 and L2	16,092 sq ft	100,590 sq ft	+ 84,498 sq ft

Note:
1 Subject to obtaining approvals from the relevant authorities

Value Creation Opportunities

- After completion of the proposed AEI[1], the property yield is expected to be further enhanced

- After integration of the Property and Plaza Singapura, the integrated development will enjoy more than 900,000 sq ft of NLA (post AEI[1]) with a combined frontage of approximately 170 meters, becoming one of the largest integrated developments along Orchard Road

- The Manager intends to capitalise on the long frontage along Orchard Road to create highly visible duplex flagship stores

Note:
1 Subject to obtaining approvals from the relevant authorities

CapitaMall Trust

Impact on Net Lettable Area Post-Integration

After integration, the combined Net Lettable Area (NLA) of the Property and Plaza Singapura would be as follows:

	The Property		Plaza Singapura[1]	Combined	
	In sq ft	In %	In sq ft	In sq ft	In %
On Acquisition					
Office NLA	357,354	95.7	-	357,354	41.0
Retail NLA	16,092	4.3	497,464	513,556	59.0
Total NLA	**373,446**	**100.0**	**497,464**	**870,910**	**100.0**
After Proposed AEI[2]					
Office NLA	302,410	75.0	-	302,410	33.6
Retail NLA	100,590	25.0	497,464	598,054	66.4
Total NLA	**403,000**	**100.0**	**497,464**	**900,464**	**100.0**

The Manager will explore further opportunities in relation to the office component of the Property to maximise the returns of the Property.

Note:
1 As at 31 March 2008
2 Subject to obtaining approvals from the relevant authorities

CapitaMall Trust

Artist's Impression Following The Proposed Integration of The Property and Plaza Singapura[1]


CapitaMall
CapitaMall Trust
GUESS
SINCERE
SK
SEPHORA

Note:
1 Subject to obtaining approvals from the relevant authorities

CapitaMall Trust

Proposed Value Creation Opportunities – L1



Existing Retail Area
New Retail Area
The Property
Plaza Singapura
Open Plaza (State Land)

Note:
1 Subject to obtaining approvals from the relevant authorities

Proposed Value Creation Opportunities – L2



Existing Retail Area
Existing Office Area
New Retail Area
The Property
Plaza Singapura
Open Plaza
(State Land)

Notes:

1 Subject to obtaining approvals from the relevant authorities

2 Preliminary technical feasibility studies have been undertaken to confirm that the expansion of level 2 retail footprint can be carried out without involving complicated structural works

CapitaMall Trust

Asset Size Growth

Strengthens CMT's Position as the Largest REIT by Asset Size and Market Capitalisation in Singapore

- With the inclusion of the Property, CMT's total deposited property will increase from S$6.0bn[1] to S$6.9bn
- The Acquisition is in line with the CMT Manager's vision to grow CMT's asset size in Singapore to S$9.0bn by 2010



10.0
8.0
6.0
4.0
2.0
0.0
(in S$bn)
6.0
6.9
9.0
Existing Properties[1]
With The Acquisition
Target by 2010

Note:
1 As at 31 March 2008

Income Diversification

Total Net Property Income contribution from any single property decreases from 16.1% to no more than 15.3%

Existing Properties [1]



Funan DigitaLife Mall
5.7%
Others
13.3%
RafflesCity (CMT's40% stake)
16.1%
BugisJunction
12.7%
IMMBuilding
14.5%
TampinesMall
12.7%
Plaza Singapura
15.4%
Junction8
9.6%

Existing Properties [1] and The Acquisition [2]



Atrium@ Orchard
4.9%
Funan DigitaLife Mall
5.5%
Others
12.8%
RafflesCity (CMT's40% stake)
15.3%
BugisJunction
12.1%
IMMBuilding
13.7%
TampinesMall
12.1%
Plaza Singapura
14.5%
Junction8
9.1%

Notes:

1 Based on annualised Net Property Income of all the existing CMT Properties for the period 1 January 2008 to 31 March 2008

2 The Property's Net Property Income is based on the revenue derived from tenancy schedule as at 30 April 2008 and the Manager's estimate of the operating expenses.

CapitaMall Trust

CapitaMall Trust

Further Potential Upside Opportunities

Further Value Creation Opportunities

- Upside potential in rental rate and value for Plaza Singapura

  Plaza Singapura is expected to benefit from the direct traffic flow and enhanced connectivity from the Dhoby Ghaut MRT interchange station after the integration of the Property and Plaza Singapura[1]

- Further integration of the Property and Plaza Singapura on Level 3 and Basement Levels will be explored for additional value creation opportunities

Note:
1 Subject to obtaining approvals of relevant authorities

CapitaMall Trust

Proposed Financing Plans

Total Acquisition Cost

	S$ million
Purchase Consideration	S$839.8
Acquisition Fee	S$ 8.4
Legal and Other Due Diligence Expenses	S$ 1.8
Total Acquisition Cost	**S$850.0**

CapitaMall Trust

Proposed Financing Plans

Proposed to fund the Total Acquisition Cost through a combination of the proceeds from the issuance of secured Convertible Bonds and portion of the proceeds from the issuance of an aggregate of S$395.0 million Notes in the last two months (the "MTN proceeds") pursuant to the CMT S$1.0 billion MTN programme.

Total Acquisition Cost
S$850.0 million

Funded by

$650.0 million
Through issuance of Convertible Bonds

+

Remainder
Through the a portion of the MTN Proceeds of S$395.0 million

CapitaMall Trust

Convertible Bonds (CBs)

- Goldman Sachs (Singapore) Pte. has been appointed as Sole Lead Manager and Underwriter for the proposed issuance of the CBs with an aggregate principal amount of no less than S$650 million
- Proposed terms are as follows:

Issue Size	**S$650.0 million**
Maturity	**2 July 2013 (5 years)**
Investor Put Date	**2 July 2011 (3 years)**
Security	**To be secured by The Property**
Issue Price	**100%**
Coupon	**1.0% payable on a semi-annual basis in arrear**
Yield to Put/Maturity	**2.0% - 3.0% p.a.**
Redemption Price	**105.23 – 110.70% of Principal Amount**
Put Price	**103.08 – 106.23% of Principal Amount**
Conversion Premium	**20% – 35% over VWAP price on date of pricing**

Rationale for the Issuance of CBs

- Fits the profile of the Property's potential growth in rental revenue
- Low cash coupon rate of 1.0% would help to prevent any near-term distribution per Unit ("DPU") dilution[1]
- Upon full conversion of the CBs into new CMT Units by 2013[2], the potential growth of the Property's rental revenue can help to provide DPU accretion
- Assuming that all the office leases are being renewed at S$10.00[3] psfpm today, the estimated Property yield today is approximately 4.5% which is higher than the 2.0% to 3.0% yield to maturity of the CBs
- New CMT Units of the CBs issued upon conversion will be at 20.0% to 35.0% premium to the current unit price

Notes:

1 With reference to paragraph 7.4 of the CMT Announcement on the Acquisition of The Atrium @ Orchard dated 22 May 2008

2 Based on the maturity date of 27 June 2013

3 Assuming removal of the rental cap from the major lease with 25% rental cap and the lease is renewed at S$10.00 psfpm

CapitaMall Trust

CMT Debt Profile Post Acquisition[1]

Pro Forma Debt Maturity Profile Post Issuance of CBs



900
800
700
600
500
400
300
200
100
0
S$ mm
193.1
43.1
150.0
740.5
80.0
5.5
320.0
335.0
440.0
160.0
155.0
125.0
346.4
346.4
783.0
783.0
650.0
650.0
2008
2009
2010
2011
2012
2013
UNSECURED: Fixed Rate Notes Due 2009
SECURED: Convertible Bond Due 2013
UNSECURED: RCF of CRS
SECURED: Term Loan due August 2009
UNSECURED: Floating Rate Notes Due 2010
UNSECURED: Fixed Rate Notes Due 2010
SECURED: CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
UNSECURED: Short Term Borrowings
UNSECURED: Fixed Rate Notes due December 2008 issued under CMT MTN Pte. Ltd.
SECURED: Commercial Mortgage Back Security ("CMBS") under Silver Maple

Key Statistics

CMT Pre-Acquisition

Interest Cover	6.4x
Average Cost of Debt	3.3%
Average Cash Cost of Debt	3.3%
Debt Rating	"AAA"
CMT's Corporate Rating[2]	"A2"
Gearing	39.3%[3]

CMT Post-Acquisition

Gearing	45.0%
Average Cost of Debt[4]	3.0%–3.2%
Average Cash Cost of Debt[5]	2.82%

- Debt maturity profile is extended to 2013 with issuance of a 5 yr CB
- Average cash cost of debt for CMT falls with 1% cash coupon
- CB allows for diversification of debt sources

Notes:
1. Adjusted for total acquisition cost to be funded with S$650m CB and the remaining to be funded with the portion of the S$395.0 million MTN proceeds
2. Moody's has confirmed a corporate family rating of "A2" to CMT and revised the outlook to negative on 22 May 2008.
3. After adjusting for additional debt issued under the MTN programme post 31 March 08
4. Average cost of debt adjusted for additional S$650m CBs with Yield to Maturity of 2.0% to 3.0%
5. Average cost of debt adjusted for additional S$650m CBs with cash coupon of 1.0%

CapitaMall Trust

Moody's Confirms CMT's "A2" Rating

- Moody's has confirmed CMT's A2[1] corporate rating, the highest corporate rating assigned to a Real Estate Investment Trust (REIT) in Singapore. The "A2" corporate rating also makes CMT one of the four highest rated REITs in Asia Pacific (ex-Japan).
- Moody's has revised the outlook from stable to negative
- Moody's deems that the acquisition of the Property presents a good long-term strategic opportunity to integrate the Property and Plaza Singapura
- Rating could return to stable if CMT shows significant improvements in liquidity and financial flexibility

Note:
1 Based on Moody's announcement issued on 22 May 2008

CapitaMall Trust

Contact Information

CapitaMall Trust

For enquiries, please contact:
TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications
Tel : (65) 6536 1188
Fax : (65) 6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-May-2008 18:30:26
Announcement No.	00111

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Additional issue of S$90.0 million Convertible Bonds due 2013"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.ClosingofCB.220508.pdf Total size = **16K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004 (as amended))

ANNOUNCEMENT

ADDITIONAL ISSUE OF S$90.0 MILLION CONVERTIBLE BONDS DUE 2013

Further to the announcement on 16 May 2008 (the "**Announcement**") relating to the exercise of the option to subscribe for an additional S$90.0 million of 2.0 per cent convertible bonds due 2013 (the "**Additional Convertible Bonds**") convertible into new units of CapitaCommercial Trust ("**CCT**"), CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), is pleased to announce that the issue of the Additional Convertible Bonds has successfully closed today.

The Additional Convertible Bonds are expected to be admitted to the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") with effect from 9.00 a.m. on Friday, 23 May 2008.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Announcement.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
(as manager of CapitaCommercial Trust)
Company Registration No. 200309059W

Michelle Koh
Company Secretary
Singapore
22 May 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Conversion Units have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Conversion Units in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these

restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-May-2008 08:29:01
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Convertible Bonds due 2013"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.CBs.final.23May08.pdf Total size = **37K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

CONVERTIBLE BONDS DUE 2013

---

1. INTRODUCTION

Further to the earlier announcement dated 22 May 2008 (the "**Launch Announcement**") on the proposed issue (the "**Issue**") of secured bonds convertible into new units in CMT ("**Units**") of five-year maturity with an aggregate principal amount of S$650 million (the "**Convertible Bonds**"), CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), is pleased to announce that Goldman Sachs (Singapore) Pte. ("**Goldman Sachs**") as the Sole Lead Manager and Underwriter of the Issue, in consultation with HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT (the "**Trustee**") and the Manager, has decided to close the book of orders for the Convertible Bonds. Capitalised terms that are not defined in this announcement shall have the same meaning as set out in the Launch Announcement.

2. PRINCIPAL TERMS OF THE CONVERTIBLE BONDS

The principal terms and conditions of the Convertible Bonds are summarised and include the following:

Issue Size	:	S$650 million in principal amount of Convertible Bonds.
Issue Price	:	100 per cent. of the principal amount of the Convertible Bonds.
Settlement and Payment	:	Subject to fulfilment of the conditions precedent set out in the subscription agreement dated 22 May 2008 between the Trustee, the Manager and Goldman Sachs, settlement and payment for the Convertible Bonds is expected to take place on 2 July 2008 in Singapore.
Interest	:	The Convertible Bonds will bear interest at the rate of 1.0 per cent. per annum.
Yield to Maturity	:	2.75 per cent. per annum

Conversion Price	:	S$4.36 for each new Unit.
Conversion Premium	:	24 per cent. over S$3.5146, the volume-weighted average price of the Units in the morning trading session on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 22 May 2008.
Conversion Period	:	Convertible into Units, at the election of the bondholder, at any time on or after 11 August 2008 up to 3 p.m. on 22 June 2013, provided that from (and including) 11 August 2008 to (but excluding) 1 January 2009, conversion is allowed only upon the occurrence of one or more specified events, including change of control and delisting of Units.
Status of the Convertible Bonds	:	The Convertible Bonds will constitute direct, unsubordinated and unconditional obligations of the Trustee and will, following the completion of the acquisition of the property known as "The Atrium@Orchard" located at Nos. 60A & 60B Orchard Road, Singapore 238890 and 238891 respectively (the "**Property**") and the mortgage of the Property in favour of the trustee of the Bonds, be secured by a first-ranking mortgage over the Property, and the Convertible Bonds shall at all times rank *pari passu* without preference or priority amongst themselves, save for such exceptions as may be provided by mandatory provisions of applicable laws.
Cash Settlement Option	:	The Trustee has the option to pay cash in lieu of issuing new Units on conversion of any Convertible Bond. The cash settlement amount will be based on the average of the volume weighted average price of the Units on the SGX-ST for the 15 trading days after the Trustee gives notice of its intention to exercise the cash settlement option.
Final Redemption	:	Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at 109.31 per cent. of their principal amount, together with any accrued but unpaid interest accrued to the date of redemption, on the final redemption date.
Final Redemption Date	:	2 July 2013.
Redemption at the Option of the Investor	:	Holders of the Convertible Bonds may require the Trustee to redeem: (a) all or some of such holders' Convertible Bonds on

2 July 2011 at 105.43 per cent. of the principal amount of the Convertible Bonds, together with any accrued but unpaid interest accrued to the date of redemption; and

(b) all of such holders' Convertible Bonds at an early redemption amount, together with any accrued but unpaid interest accrued to the date of redemption, in certain specified events, being a change of control or a delisting of the Units or if the acquisition of the Property is not completed by a specified date.

Redemption at the Option of the Trustee	:	All or a portion of the Convertible Bonds may be redeemed by the Trustee on or at any time after 2 July 2011 but not less than seven business days preceding the final redemption date, if the closing price of the Units (as quoted on the SGX-ST) over the prescribed period is at least 130 per cent. of the early redemption amount divided by the conversion ratio. The redemption price will be equal to the principal amount of the Convertible Bonds being redeemed, together with any accrued but unpaid interest accrued to the date of redemption.
Listing	:	An application will be made to list the Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds on the Official List of the SGX-ST.

3. NEW UNITS

The number of new Units to be allotted and issued pursuant to the full conversion of the Convertible Bonds, is 149,082,568 (based on the conversion price of S$4.36 and assuming no adjustments to the conversion price). The 149,082,568 new Units represent approximately 9.0 per cent. of the existing Units in issue.

Pursuant to Rule 887(1)(a) of the Listing Manual of the SGX-ST, any issue of new units by a real estate investment trust may be made without the specific approval of unitholders in a general meeting if the issue (together with any other issue of units in the same financial year) would not exceed 10.0 per cent. of the number of units in issue as at the end of the last financial year (the "**Listing Manual Mandate**"). A total of 1,906,425 Units have been issued during the period between 1 January 2008 and the date of this announcement to the Manager in payment of its management fees in respect of CMT. These 1,906,425 Units, together with the 149,082,568 new Units which would be issued if all of the Convertible Bonds are converted to new Units (based on the conversion price of S$4.36 and assuming no adjustments to the conversion price), represent 9.1 per cent. of the number of Units in issue as at 31 December 2007, being the end of the last financial year of CMT. The maximum number of new Units to be issued upon conversion of all of the Convertible Bonds (after taking into account any adjustments pursuant to the terms thereof) and aggregated with any

other Units issued or expected to be issued during CMT's financial year ending 31 December 2008 (including the 1,906,425 Units which have already been issued) shall not exceed the Listing Manual Mandate.

4. USE OF PROCEEDS

The estimated net proceeds from the issue of the Convertible Bonds are approximately S$639.8 million, which will be used to finance the acquisition of the Property.

5. DISCLOSURE OF INTEREST

None of the Directors and substantial shareholder of the Manager and the substantial unitholders of CMT has any interest, direct or indirect, in the Issue.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as manager of CapitaMall Trust)
Company Registration No. 200106159R

Kannan Malini
Company Secretary
Singapore
23 May 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This notice is for information purposes only and does not constitute an offer or sale of Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this notice nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of the Units and the Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units and/or the Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT SUBSIDIARIES
(I) CAPITALAND PROPERTY SERVICES HOLDINGS PTE LTD
(II) THE RAFFLES COMPANY (1997) PTE LTD
(III) RAFFLES COMPANY (EUROPE) PTE LTD

Further to its announcements dated 17 February 2006 and 4 January 2007, CapitaLand Limited ("CapitaLand") wishes to announce that the following indirect subsidiaries incorporated in Singapore, which had been placed under members' voluntary liquidation, have been dissolved.

(I) CapitaLand Property Services Holdings Pte Ltd
(II) The Raffles Company (1997) Pte Ltd
(III) Raffles Company (Europe) Pte Ltd

The dissolution of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 May 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CVRDF MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CVRDF Management Pte. Ltd.
Principal Activity	:	Management advisory services
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
27 May 2008

END